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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 14D-9
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               CIDCO INCORPORATED
                            (Name of Subject Company)

                               CIDCO INCORPORATED
                       (Names of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   171768104
                      (CUSIP Number of Class of Securities)

                                 PAUL G. LOCKLIN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               CIDCO INCORPORATED
                              220 COCHRANE CIRCLE
                             MORGAN HILL, CA 95037
                                 (408) 779-1162

 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                 With copies to:

                            DIANE HOLT FRANKLE, ESQ.
                              WILLIAM W. CHOE, ESQ.
                        GRAY CARY WARE & FREIDENRICH, LLP
                               400 HAMILTON AVENUE
                           PALO ALTO, CALIFORNIA 94301
                                 (650) 833-2000

[X] Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

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Preliminary communication filed as part of this Schedule:

1. Press release, dated October 17, 2001, regarding the proposed transaction between Cidco and EarthLink.

2. Agreement and Plan of Merger by and among EarthLink, Inc. ("EarthLink"), EarthLink Acquisition Sub ("Sub") and Cidco Incorporated ("Cidco"), dated as of October 17, 2001.

3. Stock Option Agreement, dated as of October 17, 2001, between EarthLink and Cidco.

4. Forms of Voting Agreements, dated as of October 17, 2001, between EarthLink and certain of Cidco stockholders.

Cidco stockholders are advised to read the tender offer statement and the solicitation/recommendation statement regarding the acquisition, which will be filed with the Securities and Exchange Commission upon commencement of the tender offer. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. Cidco stockholders may obtain a free copy of the tender offer statement and the solicitation/recommendation statement when it is available and other documents filed by EarthLink and Cidco with the SEC at the SEC's Web site at www.sec.gov. The tender offer statement and the solicitation/recommendation statement and these other documents may also be obtained by Cidco stockholders without cost to them from EarthLink and Cidco.

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FOR IMMEDIATE RELEASE

                   EARTHLINK TO ACQUIRE CIDCO IN TENDER OFFER
                               FOLLOWED BY MERGER

          Internet service provider to offer $.36 cash per Cidco share

MORGAN HILL, Calif. (October 17, 2001) -- Cidco Incorporated (NASDAQ:CDCO) announced today that EarthLink, Inc. (NASDAQ:ELNK) and Cidco have entered into a definitive agreement pursuant to which a wholly owned subsidiary of EarthLink will make a cash tender offer to acquire all of the outstanding common stock of Cidco, for an aggregate purchase price of approximately $5 million. Under the terms of the agreement, EarthLink will offer cash of $0.36 net per outstanding common share in a tender offer scheduled to be commenced no later than October 31, 2001. The offer will expire, unless extended, twenty (20) business days thereafter. The closing of the tender offer is conditioned upon at least 50% of the outstanding Cidco common shares being tendered before the offer expires and certain other customary conditions. Officers and directors of Cidco and their affiliates have irrevocably committed to tender their shares, representing approximately 6.8% of Cidco's outstanding shares, in the transaction.

The tender offer will be followed by a second step merger in which those shares not tendered will be converted into the right to receive the same $0.36 per share in cash. Cidco has also granted EarthLink an option to purchase 19.9% of Cidco's outstanding stock, exercisable in certain events, at an exercise price of $.36 per share. EarthLink has agreed to provide interim financing of up to $5 million to Cidco, with advances to be secured by substantially all of Cidco's assets. Following completion of the tender offer, EarthLink will be entitled to designate a majority of the Board of Directors of Cidco. If 90 percent of the outstanding shares of Cidco common stock are tendered and purchased pursuant to the offer, the second step merger can be completed thereafter without a vote or meeting of Cidco's stockholders. The boards of directors of Cidco and EarthLink have approved the transaction. TM Capital is serving as financial advisor to Cidco in this transaction.

"Cidco's well-established product line gives us a great opportunity to extend the EarthLink Internet experience to new segments of Internet users through a variety of channels, including Cidco's established retail channel," said Lance Weatherby, executive vice president of the ISP's EarthLink Everywhere" initiative. "We're especially excited over the prospect of offering major retailers these devices to not only meet the needs of non-PC users and consumers who are new to the Internet, but also to offer avid Internet users additional points of access in their homes--either by dialing-up or through a home network."

Paul Locklin, president and chief executive officer, said, "We have been examining strategic alternatives with our financial advisors since March of this year. We have reviewed numerous possibilities and scenarios regarding alliances, joint ventures, other capital formation measures and the sale of the company. We firmly believe that an acquisition of Cidco by EarthLink is in the best interests of our shareholders.


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"Were we to go forward on our own, our ability to continue as a viable ongoing business would be dependent on generating a substantial additional subscriber base. But that would require a significant commitment of capital resources for marketing and promotion activities, upon which subscriber growth is predicated. We do not feel we have adequate resources to generate the necessary levels of subscriber growth," Locklin said.

"Accordingly, senior management and the board of directors unanimously support the tender offer and merger agreement with EarthLink and believe this transaction is the best alternative available to our shareholders," said Locklin.

Locklin also said Cidco's MIVO product line, its customers and retail partners will benefit from the EarthLink brand. "Given EarthLink's reputation and experience as a leading Internet service provider, we believe the retail channel will be highly enthusiastic about the brand equity EarthLink will bring to retail storefronts."

CONFERENCE CALL INFORMATION

The Company's conference call will be Thursday, October 18, at 8:30 a.m. EDT (5:30 a.m. PDT). Following a brief presentation, participants will have the opportunity to ask questions. To participate in the call, dial 1-800-852-8968 TEN MINUTES before the conference call begins and ask for the CIDCO conference. A replay will be available two hours after the conclusion of the call until October 24, 2001. To access the replay, dial 1-800-642-1687 or for International/Local participants dial, 706-645-9291 using pass code 2053926.

This call is being webcast by CCBN and can be accessed at CIDCO's web site at www.cidco.com. To listen to the live call, click the webcast link at least 15 minutes before the start of the call to register, download, and install any necessary audio software. Individuals accessing the audio webcast will be "listen only" and will not have the capability to take part in the Q&A session.

An Internet replay will be available at the conclusion of the call. Interested individuals can access the webcast replay at www.cidco.com by pressing the webcast icon. The webcast replay will be available until November 18, 2001.l

ABOUT CIDCO

Cidco Inc. is a worldwide leader in personal Internet communications products and services that enable consumers to communicate simply and easily over the Internet. Cidco introduced its first Internet appliance in 1998, and now provides a family of portable, affordable, easy-to-use devices that make e-mail and other Internet-based information readily available to consumers. The company is headquartered in Morgan Hill, Calif., at the south end of Silicon Valley. For additional information, visit www.CIDCO.com or call (408) 779-1162.

ABOUT EARTHLINK

The No. 1 Provider of the Real Internet (TM), EarthLink brings the magic of the Internet to approximately 4.9 million subscribers every day. Headquartered in Atlanta, EarthLink provides a full range of innovative access, hosting and e-commerce solutions to thousands of communities


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through a nationwide network of dial-up points of presence, and broadband and wireless technologies. EarthLink is committed to doing an exceptional job of pleasing its subscribers, shareholders and the community by following the company's Core Values and Beliefs. Information about EarthLink services is available by calling 800-395-8425 and through EarthLink's Web site at www.earthlink.net.

AVAILABILITY OF SEC TENDER OFFER AND OTHER INFORMATION

Cidco stockholders are advised to read the tender offer statement and the solicitation/recommendation statement regarding the acquisition referenced in this news release, which will be filed with the Securities and Exchange Commission upon commencement of the tender offer. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. Cidco stockholders may obtain a free copy of the tender offer statement and the solicitation/recommendation statement when it is available and other documents filed by EarthLink and Cidco with the SEC at the SEC's Web site at www.sec.gov. The tender offer statement and the solicitation/recommendation statement and these other documents may also be obtained by Cidco stockholders without cost to them from EarthLink and Cidco.

SAFEHARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Cidco's current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Risks include Cidco's ability to satisfy all conditions to the transaction. You are encouraged to review Cidco's recent filings with the Securities and Exchange Commission, including Cidco's current quarterly report on Form 10-Q, annual report on Form 10-K/A for the fiscal year ended December 31, 2000, and its other filings with the Securities and Exchange Commission, copies of which may be accessed through the SEC's Web site at http://www.sec.gov. Descriptions of risk factors are not intended to be complete. Cidco is under no obligation (and expressly disclaims any such obligation) to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

MIVO and CIDCO are trademarks of CIDCO Incorporated. All other trademarks are the property of their respective owners.

COMPANY CONTACT:                            MEDIA CONTACT:
RICHARD KENT                                DON KING
CHIEF FINANCIAL OFFICER                     BATES CHURCHILL INVESTOR RELATIONS
408-779-1162                                713-267-7280
                                            DKING@BATESWW.COM


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                          AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER, dated as of October 17, 2001 (this "AGREEMENT"), is by and among EARTHLINK, INC., a Delaware corporation ("EARTHLINK"), EARTHLINK ACQUISITION SUB, INC., a Delaware corporation ("SUB"), and CIDCO INCORPORATED, a Delaware corporation ("CIDCO").

        WHEREAS, Cidco is in the business of the manufacture and sale of Internet e-mail appliances and providing Internet e-mail service for its subscribers (the "BUSINESS");

        WHEREAS, the respective Boards of Directors of Cidco, EarthLink and Sub have unanimously approved, in accordance with Delaware General Corporation Law ("DGCL"), the acquisition of Cidco by EarthLink by means of a merger of Sub with and into Cidco (the "MERGER") on the terms and subject to the conditions set forth in this Agreement; and the Board of Directors of Cidco has determined that the Offer (as defined in Section 1.1) and the Merger are fair to and in the best interests of the holders of Shares (as defined herein);

        WHEREAS, Cidco's Directors, officers and certain significant stockholders (collectively the "INSIDER SHAREHOLDERS") are simultaneously entering into stock tender and voting agreements with EarthLink (the "VOTING AGREEMENTS") in substantially the form attached hereto as Exhibit A, pursuant to which the Insider Shareholders have agreed to tender their Shares in the Offer and to vote in favor of the Merger, in each case, in accordance with the terms and conditions of such Voting Agreements;

        WHEREAS, to effectuate the acquisition, Cidco and EarthLink each desire that EarthLink cause Sub to commence a cash tender offer to purchase 100% of the outstanding shares of common stock, $.01 par value per share, of Cidco (the "CIDCO COMMON STOCK") (the shares of Cidco Common Stock are referred to herein as "SHARES"), on the terms and subject to the conditions set forth in this Agreement and the Offer Documents (as defined in Section 1.2 hereof); and the Board of Directors of Cidco has unanimously approved such tender offer and has resolved to recommend to its stockholders that they accept the tender offer and tender their Shares pursuant thereto;

        WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to EarthLink's willingness to enter into this Agreement, EarthLink and Cidco have entered into the Stock Option Agreement of even date herewith (the "STOCK OPTION AGREEMENT", in the form attached as Exhibit B hereto) providing for the granting by Cidco to EarthLink of an option to purchase from Cidco up to 19.9% of the outstanding Cidco Common Stock, subject to the terms and conditions set forth therein;

        WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Cidco's willingness to enter into this Agreement, EarthLink and Cidco have entered into the Advance Agreement (the "ADVANCE AGREEMENT"), in the form attached as Exhibit C hereto, providing for a loan from EarthLink to Cidco, subject to the terms and conditions set forth therein; and

        WHEREAS, unless as otherwise specifically set forth or the context requires otherwise, references to Cidco herein shall mean Cidco and each of its subsidiaries and other entities set forth on Schedule 3.1 hereto (collectively, the "SUBSIDIARIES");

        NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:


                                    ARTICLE I
                                THE TENDER OFFER

        SECTION 1.1. The Offer. (a) Cash Tender Offer. Provided that this Agreement shall not have been terminated pursuant to Article VII, on or before October 31, 2001 or as promptly thereafter as practicable, and subject to the conditions set forth in Annex I (the "TENDER OFFER CONDITIONS") and, provided further, no fact, occurrence or circumstance shall exist which would result in a failure to satisfy any of the Tender Offer Conditions, subject to the provisions of this Agreement, EarthLink shall cause Sub to commence (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT")) an offer to purchase (the "OFFER") all of the outstanding Shares at a price of $.36 per Share, net to the seller of such Shares in cash (such amount, or any greater amount per Share paid pursuant to the Offer, being hereinafter referred to as the "OFFER CONSIDERATION"). Notwithstanding the foregoing, if between the date of this Agreement and the closing of the Offer, the outstanding Shares shall have been changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Offer Consideration shall be correspondingly adjusted on a per-share basis to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares. The obligation of EarthLink and Sub to commence the Offer, consummate the Offer, accept for payment and to pay for the Shares validly tendered in the Offer and not withdrawn shall be expressly subject to those conditions set forth in Annex I hereto, including, without limitation, the condition that a number of Shares representing a majority of all Shares outstanding at the time that the Shares are accepted for payment pursuant to the Offer shall have been validly tendered and not withdrawn prior to the expiration of the Offer. The initial expiration date of the Offer will be midnight, New York City time, on the twentieth (20th) business day after the Offer is commenced (the "OFFER PERIOD"); provided however that, subject to the requirements of applicable Law, and so long as this Agreement is in effect and the conditions to the Offer set forth on Annex I have not been satisfied or waived, the term of the Offer may be extended in the sole discretion of the EarthLink for up to an aggregate of three (3) additional ten (10) business day periods (the "OFFER PERIOD EXTENSIONS").

        (b) EarthLink shall provide or cause to be provided to Sub on a timely basis the funds necessary to purchase any Shares that Sub becomes obligated to purchase pursuant to the Offer and shall cause Sub to effect performance of its obligations as set forth in this Agreement.


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        (c) Back-End Merger. Upon acceptance for payment of Shares tendered pursuant to the Offer (together with any applicable Offer Period Extensions), if the number of Shares purchased in the Offering equals at least 90% of the applicable issued and outstanding Shares, the parties shall cause the Merger to occur promptly as set forth in this Agreement and pursuant to Section 253 and other applicable provisions of the DGCL (a "SHORT-FORM Merger"). If the number of Shares so purchased is greater than 51% but less than 90% of the applicable issued and outstanding Shares at the time that the Offer is terminated, EarthLink and Cidco shall, subject to Article VI hereof, take all such actions as may be necessary or advisable to cause Sub to be merged with and into Cidco in accordance with the terms of this Agreement and the DGCL, including without limitation convene a special stockholders' meeting and solicit proxies therefor (all in compliance with applicable federal securities laws) to secure Cidco stockholder approval for such a Merger (the "LONG FORM MERGER"), and Cidco covenants that the Cidco Board of Directors will vote in favor of the Long Form Merger and recommend it to Cidco's stockholders.

        (d) Obligations; Section 5.8 The obligations of the Cidco Board of Directors in this Section 1.1 with respect to approving and recommending the transactions contemplated in this Agreement to the Cidco stockholders shall be subject to the provisions of Section 5.8 hereof, provided, that the obligations of the members of the Cidco Board of Directors with respect to tendering their shares in the Offering and voting their Shares in a Short-Form Merger or Long-Form Merger, as set forth in their respective Voting Agreements, shall survive, be separate from and not affected by any actions or vote of the Cidco Board of Directors taken pursuant to Sections 1.1, 5.8 and other related sections hereof.

        SECTION 1.2. Offer Documents. On or before October 31, 2001 or otherwise in compliance with the periods provided by applicable Law, EarthLink and Sub shall file or cause to be filed with the Securities and Exchange Commission ("SEC") a Tender Offer Statement on Schedule TO (the "SCHEDULE TO") with respect to the Offer which shall contain the offer to purchase, letter of transmittal and other applicable related documents (such Schedule TO, letter of transmittal and other Offer documents and instruments pursuant to which the Offer will be made, together with any supplements or amendments thereto, the "OFFER DOCUMENTS") and shall contain (or shall be amended in a timely manner to contain) all information which is required to be included therein in accordance with the Exchange Act and the rules and regulations thereunder; provided, however, that no agreement or representation is hereby made or shall be made by EarthLink or Sub with respect to information supplied by Cidco or with respect to Cidco information derived from Cidco's SEC reports which is included or incorporated by reference in, the Offer Documents. EarthLink, Sub and Cidco each agrees promptly to correct any information provided by them for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect and to promptly notify in writing each other party hereto of the nature and cause of such changes. To the extent information in the Offer Documents needs to be modified or corrected pursuant to applicable law, the parties hereto agree to cooperate in good faith to make such modifications or corrections and to file and disseminate them as required by applicable law.



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        SECTION 1.3. Certain Actions. (a) Cidco hereby approves of and consents to the Offer and represents and warrants that Cidco's Board of Directors (at a meeting duly called and held) has (A) unanimously determined that each of this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Cidco and its stockholders, (B) unanimously approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger recommending that the holders of Shares accept the Offer and approve and adopt this Agreement and approve the Merger and the other transactions contemplated hereby, (C) resolved to elect not to be subject to and to not cause Cidco to avail itself of any State Anti-Takeover Law that is or purports to be applicable to the Offer, the Merger or the transactions contemplated by this Agreement, (D) taken all steps necessary or appropriate to render any other provision of Delaware or California law concerning transactions with interested stockholders inapplicable to this Agreement and to the transactions contemplated hereby and thereby, including the Offer and the Merger, (E) subject to Section 5.8 hereof, resolved to recommend that the holders of Shares accept the Offer and tender all of their Shares pursuant thereto and approve the Merger, and (F) approved any increase in the size of Cidco's Board of Directors required by Section 1.4 hereof and, subject to compliance with Section 14(f) of the Exchange Act, approved the appointment of EarthLink's Designees (as defined in Section 1.4).

        (b) Cidco has been advised that each of its directors and executive officers and certain stockholders shall tender pursuant to the Offer all Shares owned of record and beneficially by such director and executive officer and certain stockholders as of this date and hereafter acquired, except to the extent of any restrictions created by Section 16(b) of the Exchange Act as advised by counsel. Cidco hereby consents to the inclusion in the Offer Documents of the recommendation of its Board of Directors referred to in this
Section 1.3. Cidco hereby agrees to file with the SEC simultaneously with the filing by EarthLink and Sub of the Schedule TO, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the "SCHEDULE 14D-9") which will contain (subject to the fiduciary duties of the Board of Directors as advised by counsel) such recommendation of the Board of Directors of Cidco in favor of the Offer and Merger and otherwise comply with Rule 14d-9 under the Exchange Act. Cidco covenants that the Schedule 14D-9 shall comply in all material respects with the Exchange Act and other applicable Law and shall contain (or shall be amended in a timely manner to contain) all information which is required to be included therein in accordance with the Exchange Act and the rules and regulations thereunder and any other applicable Law, provided, however, that no agreement or representation is hereby made or shall be made by Cidco with respect to information provided by EarthLink or Sub or with respect to EarthLink or Sub information derived from EarthLink's SEC reports which is included or incorporated by reference in the Schedule 14D-9. Cidco, EarthLink and Sub each agree promptly to correct any information provided by them for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect and Cidco further agrees to take all lawful action necessary to cause the Schedule 14D-9 as so corrected to be filed promptly with the SEC and disseminated to the holders of Shares, in each case as and to the extent required by applicable Law. EarthLink and Sub and their counsel shall be given an opportunity to review


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and comment upon the Schedule 14D-9 and any amendments thereto prior to the filing thereof with the SEC. In addition, Cidco agrees to provide EarthLink, Sub and their counsel in writing with any comments or other communications that Cidco or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments or other communications.

        (c) EarthLink covenants that the Schedule TO shall comply in all material respects with the Exchange Act and other applicable Law and shall contain (or shall be amended in a timely manner to contain) all information which is required to be included therein in accordance with the Exchange Act and the rules and regulations thereunder and any other applicable Law. EarthLink and Sub each agree promptly to correct any information provided by them for use in the Schedule TO if and to the extent that it shall have become false or misleading in any material respect and EarthLink further agrees to take all lawful action necessary to cause the Schedule TO as so corrected to be filed promptly with the SEC and disseminated to the holders of Cidco Common Stock, in each case as and to the extent required by applicable Law. Cidco and its counsel shall be given an opportunity to review and comment upon the Schedule TO and any amendments thereto prior to the filing thereof with the SEC. In addition, EarthLink and Sub agree to provide Cidco and their counsel in writing with any comments or other communications that EarthLink or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule TO promptly after the receipt of such comments or other communications.

        (d) In connection with the Offer, Cidco shall (or shall cause its transfer agent to) promptly furnish EarthLink with mailing labels, security position listings and all available listings or computer files containing the names and addresses of the record holders of Shares as of the latest practicable date and shall furnish EarthLink with such information and assistance (including updated lists of stockholders, mailing labels and lists of security positions) as EarthLink or its agents may reasonably request in communicating the Offer to the record and beneficial holders of Shares. Subject to the requirements of applicable Law, and except for such actions as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Merger, EarthLink and Sub shall hold in confidence the information contained in such labels and lists, shall use such information only in connection with the Offer and the Merger, and, if the Offer or this Agreement is terminated in accordance with its terms, shall deliver promptly to Cidco (or destroy and certify to Cidco the destruction of) all copies of such information then in their possession. In addition, Cidco covenants to distribute the applicable Offer Documents (at the same time that such are distributed to Cidco's stockholders) to holders of its options who are not also stockholders.

        (e) Each party hereto shall file all written communications, that are made public or otherwise supplied to third parties, with the SEC on or prior to the date the communication is first used as required by the federal securities laws. All such communications shall comply as to form and content, including bearing the appropriate legends, in all material respects with the applicable provisions of the federal securities laws. Each party agrees that, prior to any such filing or use of written communications, such party will provide the other party and its counsel


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the opportunity to review and comment (promptly and in good faith) on such communications and filings.

        SECTION 1.4. Directors. (a) Upon the acceptance for payment of, and payment by Sub in accordance with the Offer for, at least a majority of the issued and outstanding Shares pursuant to the Offer, EarthLink shall be entitled to designate such number of directors on the Board of Directors (the "EARTHLINK DESIGNEES"), rounded up to the next whole number, as will give EarthLink representation on the Board of Directors equal to the product of (i) the number of authorized directors on the Board of Directors (giving effect to the directors elected pursuant to this Section 1.4) and (ii) the percentage that the number of Shares purchased by Sub or EarthLink or any affiliate thereof bears to the aggregate number of Shares then outstanding (the "PERCENTAGE"), and Cidco shall, upon the election and request by EarthLink, promptly increase the size of the Board of Directors and/or secure the resignations of such number of directors as is necessary to enable the EarthLink Designees to be elected to the Board of Directors and shall cause the EarthLink Designees to be so elected. At the request of EarthLink, Cidco will cause such individuals designated by EarthLink to constitute the same Percentage of (i) each committee of the Board of Directors, (ii) the board of directors of each Subsidiary of Cidco and (iii) the committees of each such board of directors. Cidco's obligations to appoint the EarthLink Designees to the Board of Directors and committees thereof shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Cidco shall promptly take all appropriate action required pursuant to such Section 14(f) and Rule 14f-1 to effect any such election and shall, subject to the next succeeding sentence, include in the Schedule 14D-9 the information required by Section 14(f) and Rule 14f-1. EarthLink will supply to Cidco in writing and be solely responsible for any information with respect to itself and the EarthLink Designees, directors and affiliates required by Section 14(f) and Rule 14f-1.

        (b) After the time that the EarthLink Designees constitute at least a majority of the Board of Directors and until the Effective Time (as defined in Section 2.3), any (i) amendment or termination of this Agreement by or on behalf of Cidco, (ii) exercise or waiver of any of Cidco's rights or remedies hereunder, extension of time for the performance or waiver of any of the obligations or other acts of EarthLink or Sub hereunder or (iii) other action by Cidco in connection with this Agreement, shall require the approval of a majority of then-serving directors, if any, who are not EarthLink Designees (the "CONTINUING DIRECTORS"), except to the extent that applicable law requires that such action be acted upon by the full Board of Directors, in which case such action will require the concurrence of both a majority of the Board of Directors and a majority of the Continuing Directors. Vacancies in the Continuing Directors may (but are not required to be) filled by designees selected the EarthLink Designees, who shall be deemed Continuing Directors for purposes of this Agreement. In the event there are no remaining Continuing Directors (for any reason) at the time any such matter is addressed by the Cidco Board of Directors, the vote of the Continuing Directors as set forth herein shall not be required. The Board of Directors shall not delegate any matter set forth in this
Section 1.4 to any committee of the Board of Directors.

                                   ARTICLE II
                                   THE MERGER

        SECTION 2.1. The Merger. At such time as the conditions set forth in
Article VI have been satisfied, and as set forth in Section 1.1(b) hereof and in accordance with Delaware law, Sub shall be merged with and into Cidco. Immediately following the Effective Time (as defined in Section 2.3), the separate corporate existence of Sub shall cease and Cidco shall be the surviving corporation (the "SURVIVING CORPORATION") and shall continue its corporate existence under the laws of the State of Delaware. The name of the Surviving Corporation shall be designated by EarthLink and may be changed in connection with such Merger.

        SECTION 2.2. Closing. The closing of the Merger (the "CLOSING") will take place at such time and date to be specified by the parties (the "CLOSING DATE"), which shall be no later than the third business day after satisfaction or waiver of the conditions set forth in Article VI, unless another time or date is agreed to by the parties hereto. The Closing will be held at the offices of Hunton & Williams, 600 Peachtree St., Suite 4100, Atlanta, GA 30308 or as otherwise agreed to by the parties hereto.

        SECTION 2.3. Effective Time. Subject to the provisions of this Agreement and in accordance with Delaware law, as soon as practicable on the Closing Date, the parties shall file a Certificate of Merger (the "CERTIFICATE OF MERGER") with the Secretary of State of the State of Delaware, in such form as required by, and executed and acknowledged in accordance with the relevant provisions of, Delaware law. The Merger shall become effective at the date and time specified in the Certificate of Merger (the "EFFECTIVE TIME").

        SECTION 2.4. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Delaware law and in the Certificate of Merger. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the properties, rights, privileges, powers and franchises of Sub and Cidco shall vest in the Surviving Corporation, and all debts, liabilities and duties of Sub and Cidco shall become the debts, liabilities and duties of the Surviving Corporation.

        SECTION 2.5. Certificate of Incorporation and Bylaws.

        At the Effective Time:

        (a) the Certificate of Incorporation of the Surviving Corporation shall be amended and restated to read as set forth in Exhibit B hereto, and as so amended shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

        (b) the Bylaws of the Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving corporation until thereafter changed or amended as provided therein or by applicable Law.

        SECTION 2.6. Directors and Officers. The directors and officers of Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation until their respective successors are duly elected and qualified (or their earlier resignation or removal), as the case may be.

        SECTION 2.7. Effect on Shares. As of the Effective Time, by virtue of the Merger and without any action on the part of Sub, Cidco or the holders of any securities of Cidco or Sub:

        (a) Cancellation of Cidco-Owned Shares and EarthLink-Owned Shares. Each Share that is owned directly by Cidco as treasury stock or by EarthLink, Sub or any subsidiary of either, shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

        (b) Conversion of Cidco Common Stock. Subject to Section 2.9(f), each Share issued and outstanding immediately prior to the Effective Time (other than Shares to be canceled in accordance with Section 2.7(a)) shall be converted into the right to receive an amount in cash equal to the Offer Consideration (the "MERGER CONSIDERATION"). As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the "CERTIFICATES") shall cease to have any rights with respect thereto, except the right to receive cash in an amount equal to the product that is obtained by multiplying (A) the Merger Consideration by (B) the number of Shares validly surrendered.

        (c) Conversion of Common Stock of Sub. Each issued and outstanding share of common stock, $.01 par value per share, of Sub shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

        SECTION 2.8. Dissenter's Rights. Notwithstanding any other provisions of this Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger and who shall have provided valid notice of their intent to demand payment for such Shares (all in accordance with Section 262 of the DGCL) shall not be converted into or represent the right to receive the Merger Consideration (collectively, the "DISSENTING SHARES"). Such Dissenting Shares instead shall, from and after the Effective Time, represent only the right to receive payment for such Dissenting Shares in accordance with the provisions of Sections 262 of the DGCL relating to appraisal rights, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to dissent and obtain payment for such stockholder's Dissenting Shares shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration, upon surrender in the manner provided in Section 2.9, of the Certificate or Certificates that, immediately prior to the Effective Time, evidenced such stockholder's Shares. Cidco shall give EarthLink (a) prompt notice of any demands received by Cidco for appraisal of Dissenting Shares, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by Cidco and (b) EarthLink shall have the right to participate in all negotiations and proceedings with respect to such demands. Except as required by a court or as may be required by applicable Law, Cidco shall not, except with the prior written consent of EarthLink, make any payment with respect to any demands for appraisal or offer to settle, or settle any such demands.

        SECTION 2.9. Exchange of Certificates. (a) Exchange Agent. As of the Effective Time, EarthLink shall deliver (or cause to be delivered) to American Stock Transfer & Trust Company, or another bank or trust company designated by it (the "EXCHANGE AGENT"), for the benefit of the holders of shares of Cidco Common Stock for exchange in accordance with this Article II, funds sufficient to make payment of the Merger Consideration payable pursuant to Section 2.7(b). Such funds, referred to in the preceding sentence, are hereafter referred to in the aggregate as the "EXCHANGE FUND".

        (b) Notice of Exchange. Within five (5) business days after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate whose Shares were converted into the Merger Consideration pursuant to Section 2.7, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as EarthLink and Cidco may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration.

        (c) Exchange Procedures. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a check payable to the order of such holder representing payment of the Merger Consideration for each Share evidenced by the Certificate surrendered and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of any Share which is not registered in the transfer records of Cidco, cash may be paid to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer. Until surrendered as contemplated by this Section 2.9, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, the Merger Consideration. No interest will be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article II.

        (d) No Further Ownership Rights in Cidco Common Stock. All Merger Consideration paid upon the surrender for exchange of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to Shares theretofore represented by such Certificates. There shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II, except as otherwise provided by law.

        (e) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for one (1) year after the Effective Time shall be delivered to EarthLink, upon demand, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to EarthLink for payment of their claim for Merger Consideration.

        (f) No Liability. None of EarthLink, Cidco, Sub or the Exchange Agent shall be liable to any person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration, payable to the holder of such Certificate would otherwise escheat to or become the property of any foreign, federal, state or local governmental agency, body, commission, instrumentality or authority of any type (a "GOVERNMENTAL AUTHORITY") any such Merger Consideration shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

        (g) Investment of Exchange Fund. Subject to any other arrangements made between such parties, the Exchange Agent shall invest the Exchange Fund, as directed by EarthLink, on a daily basis. Any interest and other income resulting from such investments shall be paid to EarthLink.

        (h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against EarthLink, Surviving Corporation or the Exchange Agent with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration pursuant to this Agreement.

        (i) Withholding Rights. EarthLink or the Surviving Corporation shall be entitled but not required to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from consideration otherwise payable pursuant to this Agreement to any holder of securities such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld, (A) such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificates in respect of which such deduction and withholding was made, and (B) EarthLink shall provide, or cause the Exchange Agent to provide, to the holders of such securities written notice of the amounts so deducted or withheld.

            SECTION 2.10. Stock Options and Warrants. (a) Schedule 2.10 sets forth a correct and complete list identifying each of Cidco's stock option plans (the "STOCK OPTION PLANS"), options, warrants, rights and other agreements and instruments granting rights to purchase Cidco Common Stock or other Cidco capital stock or equity interest in Cidco (collectively, "OPTIONS"). As set forth in detail herein and subject to the provisions of this Agreement and the terms of such instruments: (a) all vested and validly exercisable Options to purchase Cidco Common Stock or other Cidco capital stock ("VESTED OPTIONS") may be exercised at any time prior to the Effective Time of the Merger and thereafter the shares of Cidco Common Stock or other Cidco capital stock so acquired shall be subject to the terms of this Agreement, (b) all Vested Options not properly exercised prior to the Effective Time of the Merger shall expire, terminate and be cancelled in full at no cost or liability to any party as of the Effective Time of the Merger, and shall not be replaced, repurchased or otherwise subject to any compensation whatsoever by any party, and (c) all Options of any type that are unvested and/or not properly exercisable prior to the Effective Time of the Merger ("UNVESTED OPTIONS") shall expire and terminate in full as of the Effective Time of the Merger, and shall not be replaced, repurchased or otherwise subject to any compensation by any party. For purposes of this Agreement, "INCLUDED OPTIONS" shall be all Vested Options that are properly exercised as set forth therein.


                                   ARTICLE III
                     REPRESENTATIONS AND WARRANTIES OF CIDCO

        Cidco hereby represents and warrants to EarthLink and Sub, that except as set forth in the Disclosure Schedules delivered by Cidco to EarthLink and Sub on the date hereof (the "DISCLOSURE SCHEDULES"), the following provisions of this Article III are true and correct. The Disclosure Schedules shall be arranged to correspond to the numbered and lettered paragraphs contained in this
Article III, and cross-references to other sections of the Disclosure Schedules is permitted.

        SECTION 3.1. Organization, Qualification. Cidco is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect (as hereinafter defined) on Cidco. Cidco owns, directly or indirectly, all of the capital stock of each of the corporations and all of the equity interest of each of the Subsidiaries set forth on Schedule 3.1. Each Subsidiary is duly and validly organized and in good standing under the Laws of the jurisdiction listed on Schedule 3.1, and each Subsidiary is duly qualified as a foreign corporation or other entity in good standing in each jurisdiction where the conduct of its business requires such qualification, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on such Subsidiary. Cidco does not own, and does not have any right or obligation to acquire, any equity interest of any type in any other entity or business enterprise other than the Subsidiaries. As used in this Agreement, any reference to any state of facts, event, change or effect having a "MATERIAL ADVERSE EFFECT" on or with respect to Cidco means such state of facts, event, change or effect that has had, or could reasonably be expected to have, a material adverse effect on the business, operations, properties (including without limitation tangible properties), assets (including without limitation any Material Contract), financial condition or results of operations of Cidco.


        SECTION 3.2. Capitalization.

        (a) The authorized capital stock of Cidco consists of: 35,000,000 shares of Common Stock, $.01 par value per share, of which 14,033,097 shares are issued and outstanding on the date hereof. No other classes or series of capital stock are authorized, issued or outstanding. All the outstanding shares of Cidco Common Stock have been validly issued, are fully paid and non-assessable. The issued and outstanding capital stock of each Subsidiary is set forth on Schedule
3.2 hereto, all of which is owned and held by Cidco. 157,299 shares of Common Stock are reserved and scheduled for purchase under the Cidco Employee Stock Purchase Plan ("ESPP"), which amount is the maximum number of Common Stock shares that can be purchased under the ESPP. The next purchase of shares under the ESPP shall be accelerated and will occur on the fourth (4th) business day after all required notices of acceleration have been delivered to the participants under the ESPP (the "LAST ESPP PURCHASE"), and the maximum number of shares that may be purchased in connection therewith is 157,299 Shares. No other purchases under the ESPP shall be allowed or arranged. The ESPP shall be cancelled and terminated in full effective immediately following the date of the Last ESPP Purchase, and after the date of this Agreement, no further activity under or participation in the ESPP shall occur other than consummation of the Last ESPP Purchase.

        (b) Cidco is not party to, nor is aware of, any voting agreement, voting trust or similar agreement or arrangement relating to any class or series of its capital stock, or any agreement or arrangement providing for registration rights with respect to any capital stock or other securities thereof.

        (c) As of the date hereof, there were outstanding Options to purchase an aggregate of 2,347,394 Shares of Cidco Common Stock, including under Cidco's Stock Option Plans and otherwise, all of which are set forth in detail on
Schedule 3.2(c). Other than as set forth in this Section 3.2, there are not now, and at the Effective Time there will not be, any (i) shares of capital stock or other equity securities of Cidco issuable upon exercise other than Shares issuable pursuant to the exercise of the Options described in this Section 3.2(c), (ii) other outstanding awards under the Cidco Stock Option Plans, or
(iii) outstanding Options or other rights to subscribe for, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any class of capital stock of Cidco or any Subsidiary ("CONVERTIBLE RIGHTS"), or contracts, understandings or arrangements to which Cidco or any Subsidiary is a party, or by which any of them is or may be bound, to issue additional shares of its capital stock ("STOCK RIGHTS").

        (d) Cidco has not issued any Cidco Common Stock, Options, Convertible Rights or Stock Rights of any type after September 6, 2001, other than as required pursuant to the Stock Option Plans.

        SECTION 3.3. Corporate Authority; No Violation. Cidco has the corporate power and authority to enter into this Agreement and to carry out all its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Cidco and, except for the approval by Cidco's stockholders in the event of a Long Form Merger, no other corporate proceedings on the part of Cidco are necessary to authorize this Agreement and the transactions contemplated hereby. The Board of Directors of Cidco has determined that the transactions contemplated by this Agreement are advisable and in the best interest of Cidco and its stockholders and has recommended it to its stockholders. Each of this Agreement and all agreements and documents executed in connection with the transactions contemplated herein (collectively, the "TRANSACTION DOCUMENTS") has been duly and validly executed and delivered by Cidco and the other parties thereto, and assuming such Transaction Documents have been duly and validly executed and constitute the valid and binding agreements of the other parties thereto, each Transaction Document constitutes a valid and binding agreement of Cidco and the parties related to Cidco (including its subsidiaries, directors, officers and stockholders) (collectively, the "CIDCO PARTIES") thereto, enforceable against Cidco and the Cidco Parties in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies). Neither Cidco nor any Cidco Party is subject to or obligated under any charter, bylaw or contract provision or any licenses, franchise or permit, or subject to any Law, which would be breached or violated by Cidco's executing or carrying out this Agreement. Other than in connection with or in compliance with the provisions of Delaware law, the federal Securities Act of 1933, as amended (the "SECURITIES ACT"), the Exchange Act, any applicable state anti-takeover and similar laws ("STATE ANTI-TAKEOVER LAWS") and any applicable state securities laws ("BLUE SKY LAWS") (collectively, the "CIDCO REQUIRED APPROVALS"), no authorization, consent or approval of, or filing with, any Governmental Authority is necessary for the consummation by Cidco of the transactions contemplated by this Agreement.

        SECTION 3.4. SEC Reports and Financial Statements. Cidco has timely filed all reports, registration statements, proxy statements and all other filings, together with any amendments required to be made with respect thereto, that are required to be filed with the SEC under the Securities Act and the Exchange Act and the rules and regulations thereunder (the "SEC RULES"). All reports, registration statements, proxy statements and other filings (including all notes, exhibits and schedules thereto and documents incorporated by reference therein) filed by Cidco with the SEC, together with any amendments thereto, are collectively referred to as the "CIDCO SEC REPORTS." As of the respective dates of their filing (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) with the SEC, the Cidco SEC Reports complied with the applicable provisions of the Securities Act, the Exchange Act and the SEC Rules, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements (including any related notes or schedules) included or incorporated by reference in the Cidco SEC Reports was prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis (except as may be noted therein or in the notes or schedules thereto) and complied with the applicable provisions of the Securities Act, Exchange Act and the SEC Rules, and such financial statements present fairly the financial position of Cidco as of the dates thereof and the results of operations, cash flows and changes in stockholders' equity for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments on a basis consistent with past periods).

        SECTION 3.5. Third Party Arrangements. The Assignment and Assumption Agreement, dated October 1, 2001, by and among Cidco and certain third parties identified in Schedule 3.5 (the "ASSIGNMENT AND ASSUMPTION AGREEMENT") has been executed by all parties except for Cidco. The amounts owed to Cidco thereunder are bona fide obligations, and all such obligations and amounts payable thereunder (to and from Cidco) shall be paid within three (3) business days after the date hereof. Except as contemplated under the Assignment and Assumption Agreement, there are no other agreements, arrangements or understanding between the parties to such agreement with respect to the subject matter thereof, and all information pertaining thereto has been provided to EarthLink.

        SECTION 3.6. No Undisclosed Liabilities. Neither Cidco nor any Subsidiary has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except (a) liabilities or obligations reflected (i) in any of Cidco's SEC Reports, (ii) in Cidco's unaudited financial statements provided to EarthLink, or (iii) on Schedule 3.6, (b) liabilities incurred after September 30, 2001 in the ordinary course of business consistent with past practices, and (c) the obligation to pay fees and expenses of Cidco's attorneys, accountants, investment bankers and any other advisors relating to the transactions contemplated by this Agreement, which shall be reasonable.
Schedule 3.6 shall set forth detail of all currently accrued/outstanding professional (legal, accounting, investment banking and otherwise) fees and a good faith estimate of the total of all professional fees to be paid by Cidco in connection with the transactions contemplated herein.

        SECTION 3.7. Customers and Suppliers. To the Knowledge of Cidco (as defined below), none of the material customers or suppliers of Cidco or any Subsidiary are in the process of or intend to terminate or otherwise materially alter their business relationship or pricing scheme with Cidco or such Subsidiary. For purposes of this Agreement, "KNOWLEDGE OF CIDCO" shall mean the actual knowledge of any of the directors and officers of Cidco in their capacities as directors and officers of Cidco or otherwise, after due inquiry.

        SECTION 3.8. No Violation of Law. None of the business or operations of Cidco is being conducted in violation of any applicable statute, law, rule, regulation, executive order, ordinance, injunction, judgment, decree, award or order of any type ("LAW") of any Governmental Authority, except (a) as described in any of the Cidco SEC Reports, and (b) for violations or possible violations which have not had, nor could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Cidco.

        SECTION 3.9. Transactions with Affiliates. For purposes of this Section 3.9, the term "Affiliate" shall mean (a) any person who is the beneficial owner of 5% or more of the voting securities of Cidco, (b) any director, officer or employee of Cidco, (c) any person, firm or entity that directly or indirectly controls, is controlled by or is under common control with Cidco, and (d) any member of the immediate family of any of the foregoing persons. Except as set forth in the SEC Reports, Cidco has not (in the ordinary course of business or otherwise) undertaken any of the following (directly or indirectly) with any
Affiliate: (a) purchased, leased or otherwise acquired any property or assets or obtained any services in an amount which exceeded $10,000, (b) sold, leased or otherwise disposed of any property or assets or provided services to (except with respect to remuneration for services rendered in the ordinary course of business as a director, officer or employee of Cidco) in an amount which exceeded $10,000, (c) entered into or modified in any manner any Contract, or
(d) borrowed any money from, or made or forgiven any loan or advance. Except as set forth in the SEC Reports, (i) the Contracts of Cidco do not include any obligation or commitment with any Affiliate, (ii) the assets of Cidco do not include any receivable or other obligation or commitment from any Affiliate and
(iii) the liabilities of Cidco do not include any payable or other obligation or commitment to or for any Affiliate. No officer or director of Cidco has any interest in any property, real or personal, tangible or intangible, including without limitation, inventions, patents, trademarks or trade names, used in or pertaining to the businesses of Cidco.

        SECTION 3.10. Certain Business Practices. Neither Cidco nor any of its directors, officers or employees, has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity or (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended.

        SECTION 3.11 Environmental and Safety Matters. Cidco: (i) is in compliance with all applicable Environmental Laws, (ii) has not received any written or oral notice or information of any type regarding any potential responsibility, noncompliance or alleged noncompliance or any investigatory or remedial obligations arising under applicable Environmental Laws, (iii) has obtained and is in compliance with all terms and conditions of all permits, licenses and other authorizations required pursuant to Environmental Laws, and
(iv) is not subject to any pending or (to the Knowledge of Cidco) threatened judicial, legal or administrative proceeding alleging the violation of or any potential liability under Environmental Laws. Further, there are no conditions, events, occurrences or activities that have or could reasonably be expected to: (i) interfere with or prevent continued compliance with the Environmental Laws or continued operation of the business of Cidco as currently conducted, (ii) give rise to liability against Cidco under any Environmental Laws, or (iii) form the basis of any claim, action, suit or proceeding of any type against or involving Cidco in connection with the Environmental Laws. The transactions contemplated by this Agreement do not and will not impose any obligations under Environmental Laws for site investigation, remediation, notice or consent of any Governmental Authority or third parties. For purposes of this Section 3.11, "ENVIRONMENTAL LAWS" means all foreign, federal, state or local Laws, permits, licenses or requirements (including consent decrees, judicial decisions and administrative orders) presently in force pertaining to the protection, preservation, conservation or regulation of the environment, or imposing requirements relating to public or employee health and safety, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Resource Conservation and Recovery Act of 1976, the Emergency Planning and Community Right to Know Act, the Clean Air Act, the Federal Water Pollution Control Act, the Toxic Substances Control Act, the Safe Drinking Water Act, and the Occupational Safety and Health Act, each as amended or reauthorized.

        SECTION 3.12 Intellectual Property. Schedule 3.12 sets forth a complete, true and accurate list of all the following items owned or licensed by Cidco and used in the Business: (a) patents, trademarks, service marks, design marks, copyrights, trade names, corporate names, trade styles, brand names, logos (whether registered or unregistered, including all applications and requests therefor), Internet website addresses, URL and domain names (including for each, all applicable registration or serial numbers, countries and jurisdictions, dates of filing, grant, renewal and expiration, mark, class and all other pertinent information, (b) all trade secrets, know-how, formulae, proprietary processes and inventions, (c) all computer software programs of every type, including the related written and other documentation for such software (except commercially-available, "OFF THE SHELF" software programs) ("SOFTWARE"), and (d) and all other tangible materials embodying technology or intellectual property rights, in all cases whether registered or unregistered, foreign and domestic, whether owned by or licensed to any Cidco and whether such properties are located on the applicable Cidco's Business premises or on the Business premises of any supplier or customer (collectively, the "INTELLECTUAL PROPERTY").

        Further:

        (a) Cidco possesses sole and unencumbered ownership or the valid right to use (pursuant to valid license or other agreements) all the Intellectual Property, including without limitation its Software. All license and other agreements from third parties for Cidco's use of any Intellectual Property are valid and binding, in full force and effect and are not infringing or otherwise violating any such agreements;

        (b) All registrations of Intellectual Property with any Governmental Authority have been duly issued and have not been canceled, abandoned or otherwise terminated; all renewals due through the Closing Date have been filed, and all applications for registration of Intellectual Property have been duly filed and are in process as of the Closing Date;

        (c) Cidco is not infringing upon the Intellectual Property rights of any other person or entity in any respect; Cidco has not received any notice (written or oral) of infringement upon or conflict with respect to Intellectual Property of any other Person;

        (d) Cidco has not received any notice (written or oral) challenging or questioning the validity or effectiveness of any Intellectual Property or any license or agreement held by Cidco with respect to any Intellectual Property;

        (e) Except with respect to manufacturers, distributors, end-users and customers of Cidco's products and services (each instance of which has been disclosed to EarthLink in the Disclosure Schedules), Cidco has not granted any other Person or entity any rights with respect to any of the Intellectual Property;

        (f) Cidco has valid rights to sell and distribute each of its products and services (including without limitation its Software) currently being sold and distributed by it, including without limitation with respect to the Software received from third parties that are included or embedded in Cidco's Software pursuant to valid license agreements;

        (g) To the Knowledge of Cidco, no Person is using any Intellectual Property that is confusingly similar to, which infringes upon, or which violates any Cidco's rights with respect to the Intellectual Property; and

        (h) Cidco's computer systems (including all hardware and Software components) are free of material defects and/or "bugs" in operation and programming, and perform without material errors and in accordance with the applicable documentation as provided to EarthLink.

        SECTION 3.13. Employee Benefit Matters. (a) Schedule 3.13 sets forth and Cidco has made available to EarthLink copies of the governing documents, summary plan descriptions, returns, reports and related employee communications of the following kinds of employee benefit plans (individually, a "CIDCO BENEFIT PLAN," and collectively, the "CIDCO BENEFIT PLANS") which are sponsored, maintained or contributed to by Cidco for the benefit of the employees of Cidco, or has been so sponsored, maintained or contributed to within six years prior to the date of this Agreement:

            (i) each "EMPLOYEE BENEFIT PLAN," as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (including, but not limited to, employee benefit plans which are not subject to the provisions of ERISA); and

            (ii) each personnel policy, stock option plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation policy, severance pay plan, policy, or agreement, deferred compensation agreement or arrangement, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, and each other employee benefit plan, agreement, arrangement, program, practice, or understanding which is not described in
Section 3.13(a)(i).

        (b) There has been furnished to EarthLink, with respect to each Cidco Benefit Plan required to file such report and description, the most recent report on Form 5500 and the summary plan description.

        (c) Cidco does not contribute to or have an obligation to contribute to, and has not at any time within six years prior to the date of this Agreement contributed to or had an obligation to contribute to, any employee benefit plan that is subject to Section 302 of ERISA, Section 412 of the Code, or Title IV of ERISA (including, without limitation, a multiemployer plan within the meaning of Section 3(37) of ERISA).

        (d) Cidco represents and warrants as follows:

            (i) Cidco has performed all obligations, whether arising by operation of law or by contract or by the terms of the Cidco Benefit Plans, required to be performed by it in connection with the Cidco Benefit Plans, and, to the Knowledge of Cidco, there have been no defaults or violations by any other party to the Cidco Benefit Plans;

            (ii) Each Cidco Benefit Plan conforms to and has been administered and operated in compliance with its governing documents and applicable Law, including, where applicable, ERISA and the Code;

            (iii) Each Cidco Benefit Plan intended to be qualified under Section 401 of the Code (A) satisfies in form the requirements of such Section except to the extent amendments are not required by Law to be made until a date after the Effective Time, (B) has received a favorable determination letter from the Internal Revenue Service regarding such qualified status in its current form,
(C) has not, since receipt of the most recent favorable determination letter, been amended, except for amendments for which the period for requesting a favorable determination letter has not expired, and (D) has not been operated in a way that would adversely affect its qualified status, or has time remaining to apply under applicable Treasury Regulations or IRS;

            (iv) There are no actions, suits, or claims pending (other than routine claims for benefits) or, to the Knowledge of Cidco, threatened against, or with respect to, any of the Cidco Benefit Plans or their assets;

            (v) No act, omission or transaction has occurred which would result in imposition on Cidco of (A) breach of fiduciary duty liability damages under
Section 409 of ERISA, (B) a civil penalty assessed pursuant to subsections (c),
(i) or (1) of Section 502 of ERISA, or (C) a tax imposed pursuant to Chapter 43 of Subtitle D of the Code;

            (vi) There is no matter pending (other than routine qualification determination filings) with respect to any of the Cidco Benefit Plans before any Governmental Authority;

            (vii) With respect to any employee benefit plan within the meaning of Section 3(3) of ERISA, which is not a Cidco Benefit Plan but which is sponsored, maintained, or contributed to, or has been sponsored, maintained, or contributed to within six years prior to the date of this Agreement, by Cidco or any corporation, trade, business, or entity under common control with Cidco, within the meaning of Section 414(b), (c), (m), or (o) of the Code or Section 4001 of ERISA ("CIDCO COMMONLY CONTROLLED ENTITY"), (A) no withdrawal liability, within the meaning of Section 4201 of ERISA, has been incurred, which withdrawal liability has not been satisfied, (B) no liability to the Pension Benefit Guaranty Corporation has been incurred, which liability has not been paid in full, (C) no accumulated funding deficiency, whether or not waived, within the meaning of Section 302 of ERISA or Section 412 of the Code has been incurred, and (D) all contributions (including installments) to such plan required by
Section 302 of ERISA and Section 412 of the Code have been timely made; and (E) no event has occurred, and, to the Knowledge of Cidco, there exists no condition or set of circumstances in connection with which Cidco could, directly or indirectly, be subject to any liability under ERISA, the Code or any applicable Law; and

            (viii) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not (A) except as described in Schedule 5.12 with respect to the Cidco RIF Plan, require Cidco to make a larger contribution to, or pay greater benefits or provide other rights under, any Cidco Benefit Plan than it otherwise would absent the consummation of such transactions, whether or not some other subsequent action or event would be required to cause such payment or provision to be triggered, or (B) except as provided in Section 5.4, create or give rise to any additional vested rights or service credits under any Cidco Benefit Plan.

            (ix) Each Cidco Benefit Plan pursuant to its terms may be amended or terminated by the unilateral action of Cidco.

        (e) Cidco is not a party to any agreement, nor has Cidco established any policy or practice, requiring it to make a payment or provide any other form of compensation or benefit to any person performing services for such entity upon termination of such services which would not be payable or provided in the absence of the consummation of the transactions contemplated by this Agreement.

        (f) In connection with the consummation of the transactions contemplated by this Agreement, no payments of money or other property, acceleration of benefits, or provisions of other rights have or will be made hereunder, under any agreement contemplated herein, or under the Cidco Benefit Plans that would be reasonably likely to result in imposition of the sanctions imposed under Sections 280G and 4999 of the Code, whether or not some other subsequent action or event would be required to cause such payment, acceleration, or provision to be triggered.

        (g) With respect to each Cidco Benefit Plan, no event has occurred and there exists no condition or set of circumstances in connection with which Cidco could, directly or indirectly, be subject to any liability under ERISA, the Code or any applicable Law, except liability for benefit claims payable in the ordinary course.

        (h) With respect to each employee benefit plan within the meaning of
Section 3(3) of ERISA, which is not a Cidco Benefit Plan but which is sponsored, maintained or contributed to, or has been sponsored, maintained or contributed to within six (6) years prior to the date of this Agreement, by Cidco or any Cidco Commonly Controlled Entity, no event has occurred and there exists no condition or set of circumstances in connection with which Cidco could, directly or indirectly, be subject to any liability whatsoever, whether or not under ERISA, the Code or any applicable law.

        SECTION 3.14. Absence of Certain Changes or Events. Since September 30, 2001, except as contemplated by this Agreement or except as disclosed in the Cidco SEC Reports or Disclosure Schedules hereto, and except as permitted pursuant to Section 5.1, Cidco has conducted its business only in the ordinary and usual course, and there has not been (i) any Material Adverse Effect on Cidco; (ii) any material change by Cidco in its accounting methods, principles or practices; (iii) any revaluation by Cidco of any of its assets, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business; (iv) any entry by Cidco into any material commitment or transaction; (v) any declaration, setting aside or payment of any dividends or distributions in respect of Shares or any redemption, purchase or other acquisition of any of its securities or any securities of Cidco; (vi) any damage, destruction or loss (whether or not covered by insurance) materially adversely affecting the properties or business of Cidco; (vii) any increase in indebtedness for borrowed money other than an increase as a result of borrowings incurred in the ordinary course of business;
(viii) any granting of a security interest in or lien on any material property or assets of Cidco; or (ix) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards or restricted stock awards), stock purchase or other employee benefit plan or any other increase in the compensation payable or to become payable to any officers or key employees of Cidco other than those that are required under existing contractual arrangements.

        SECTION 3.15. Investigations; Litigation.

        (a) No investigation or review by any Governmental Authority with respect to Cidco is pending nor has any Governmental Authority notified Cidco of an intention to conduct the same.

        (b) There are no actions, suits, claims, investigations, hearings or proceedings of any type pending (or, to the Knowledge of Cidco, threatened) against or affecting Cidco, or any of its properties, at law or in equity, or before any Governmental Authority.

        With respect to each matter set forth on Schedule 3.15, such Schedule sets forth a summary of the subject matter together with a description of action taken and expected resolution.

        SECTION 3.16. Products. (a) Schedule 3.16 sets forth (i) all express warranties and disclaimers of warranty used in connection with the products or services provided by Cidco. Cidco has not experienced any product recall or any warranty claims in excess of 2% of Cidco's gross sales for in any of the past five years. With regard to products and goods manufactured by or for Cidco prior to the Effective Time, there is no liability with regard to the sale, purchase or consumption of such products or goods which will or could reasonably be expect to have a Material Adverse Effect on Cidco and there are no circumstances or events which are likely to give rise to such a liability.

        SECTION 3.17. Securities Filings. None of the information with respect to Cidco to be included in any of the Offer Documents, the Schedule 14D-9 or any other filings made with the SEC in connection with the transactions contemplated by this Agreement (collectively, the "SECURITIES FILINGS") contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made hereby with respect to information supplied in writing by EarthLink or Sub to Cidco.

        SECTION 3.18. Tax Matters.

        (a) Cidco as of the date hereof, has timely and accurately filed all foreign, federal, state and local tax returns and reports of all types ("TAX RETURNS") required to be filed by it prior to such date, and has timely and accurately paid or made adequate provision for, or prior to the Effective Date will timely pay or make adequate provision for, all Taxes that are owed for all periods up to and including the Effective Date, including, without limitation, all income, property, sales, excise, intangible, use, franchise, value-added, social security, employment, withholding, payroll and any other taxes of every type, including all interest, penalties and additions thereon ("TAXES"), whether disputed or not. All such Tax Returns are correct and complete. All deposits required to be made by Cidco with respect to employees' or other withholding and other types of Taxes have been duly and timely made. There are, and on the Effective Date will be, no unpaid Taxes that have not been accrued and reflected on the books and Financial Statements of Cidco, or any additions to tax, penalties, or interest payable by Cidco or by any other Person that are or could become an encumbrance on any asset, or otherwise adversely affect the Business, properties, assets, financial condition or results of operations of Cidco. Cidco is not, nor will it become, subject to any additional Taxes as a result of its filing or failure to file timely or accurately, as required by applicable Law, any such Tax Return or to pay or accrue timely any amount required to be paid with respect thereto, including, without limitation, any such Taxes resulting from the obtaining of an extension of time to file any Tax Return or to pay or accrue any Tax. No assessments or notices of deficiency or other communications (written or verbal) have been received by Cidco with respect to any such Tax Return or other matter included Taxes. The federal income tax liability of Cidco for all of its taxable years ending prior to and including the taxable year ended December 31, 1997 have been closed as to deficiencies and refund of Taxes by applicable statutes of limitations. There are no agreements between Cidco and any federal, state or local taxing authority, including, without limitation, the federal Internal Revenue Service ("IRS"), waiving or extending any statute of limitations with respect to any Tax Return, and they have not filed any consent under Section 341(f) of the Code. Cidco has not been a member of any affiliated group filing a consolidated federal income tax return (other than any group of which it is the common parent) and does not have any liability for Taxes of any other person as a transferee or successor, by contract, applicable Law or otherwise.

        (b) None of the transactions contemplated hereby will result in Cidco making or being required to make any "excess parachute payment" as that term is defined in Section 280G of the Code. Cidco will not owe a severance payment, change of control payment, parachute payment or similar obligation to its employees, officers or directors as a result of the Offer, the Merger or the other transactions contemplated by this Agreement, nor will any of such persons be entitled to severance payments or other benefits as a result of the Offer, the Merger or the other transactions contemplated by this Agreement in the event of the subsequent termination of their employment.

        SECTION 3.19 Real Property. Schedule 3.19 hereto sets forth a complete list of all real property owned by Cidco (each, an "OWNED PROPERTY"). Cidco has valid, good and marketable fee title to the Owned Property, free and clear of any and all claims, interests, liens, mortgages, security interests, ownership interests, pledges, easements, restrictive covenants, rights-of-way and any other encumbrances of any type whatsoever ("ENCUMBRANCES"), other than (i) Encumbrances that are disclosed on Schedule 3.19; (ii) liens for current Taxes not yet due and payable, (ii) liens for mechanics, material or laborers arising by operation of law for sums which are not yet due, (iii) platting, subdivision, zoning, building and other similar legal requirements; and (iv) easements, restrictive covenants, rights-of-way, reservations of mineral or oil and gas interests, encroachments and other similar Encumbrances that are of record (the Encumbrances described in clauses (i) through (iv) above are referred to collectively as "PERMITTED ENCUMBRANCES"). All Permitted Encumbrances are set forth in Schedule 3.19.

        Schedule 3.19 sets forth a complete list of all real property leased by Cidco (each, a "LEASED PROPERTY"). Cidco has a valid leasehold interest in each of the Leased Properties, in each case free and clear of all Encumbrances other than Permitted Encumbrances. There are no eminent domain proceedings pending or, to the Knowledge of Cidco, threatened against any Owned Property or Leased Property.

        SECTION 3.20. Title to Properties. Cidco has good, valid and marketable title to or leasehold interest in all of its personal property of every type, free and clear of any and all Encumbrances of any type. Cidco holds valid lease agreements for all leased personal property subject to capitalized leases or operating leases, and enjoys peaceful and undisturbed possession of such property under such leases. Cidco has not received any notice of any adverse claim to the title to any personal property owned by it or with respect to any lease under which any properties are held by it.

        SECTION 3.21. Licenses. All material permits, licenses and other authorizations issued by any Governmental Authority (the "LICENSES") required for the operation of the businesses of Cidco and the Subsidiaries are in full force and effect and there are no pending modifications, amendments or revocation proceedings relating to such material Licenses which would adversely affect the operations thereof. All fees due and payable to Governmental Authorities pursuant to the rules governing the Licenses have been paid and no event has occurred with respect to the Licenses held by Cidco and the Subsidiaries which, with the giving of notice or the lapse of time or both, would constitute grounds for revocation thereof. Cidco and the Subsidiaries are in compliance in all material respects with the terms of their respective Licenses, as applicable, and there is no condition, event or occurrence existing, nor is there any proceeding being conducted of which Cidco or any Subsidiary has received notice, nor, to the knowledge of Cidco and the Subsidiaries, is there any proceeding threatened by any Governmental Authority which would cause the termination, suspension, cancellation or nonrenewal of any of the Licenses, or the imposition of any penalty or fine by any regulatory authority.

        SECTION 3.22. Material Contracts. (a) Schedule 3.22 sets forth in reasonable detail a list of all written or oral contracts, agreements, leases, instruments or legally binding contractual commitments ("CONTRACTS") that are of a type described below (collectively, the "MATERIAL CONTRACTS"):

            (i) Any Contract with a customer of Cidco or with any entity that purchases goods or services from Cidco for consideration of $25,000 or more in any fiscal year;

            (ii) any Contract for capital expenditures or the acquisition or construction of fixed assets in excess of $25,000;

            (iii) any Contract for the purchase or lease of goods or services (including without limitation, equipment, materials, software, hardware, supplies, merchandise, parts or other property, assets or services), requiring aggregate future payments in excess of $25,000, other than standard inventory purchase orders executed in the ordinary course of business;

            (iv) any Contract relating to the borrowing of money or guaranty of indebtedness;

            (v) any collective bargaining or other arrangement with any labor union;

            (vi) any Contract granting a first refusal, first offer or similar preferential right to purchase or acquire any of the capital stock or assets of Cidco;

            (vii) any Contract limiting, restricting or prohibiting Cidco from conducting business anywhere in the United States or elsewhere in the world or any Contract limiting the freedom of Cidco to engage in any line of business or to compete with any other Person;

            (viii) any joint venture, partnership or similar Contract;

            (ix) Contracts requiring future payments of an amount greater than $25,000, singly or in the aggregate; and

            (x) any employment Contract, severance agreement or other similar binding agreement or policy with any employee of Cidco.

        (b) Cidco has provided to EarthLink a true and complete copy of each written Material Contract (and a written description of each oral Material Contract), including all amendments or other modifications thereto. Each Material Contract is a valid and legally binding obligation of Cidco, enforceable against it in accordance with its terms, subject only to bankruptcy, reorganization, receivership or other Laws affecting creditors' rights generally and general principles of equity (whether applied in an action at law or in equity). Cidco has performed all material obligations required to be performed by it under the Material Contracts, and is not in breach or default thereunder.

        (c) Consummation of the transactions contemplated under this Agreement will not, by the terms of any Material Contract, result in termination of any such contract or result in payment for such termination in excess of $300,000 in the aggregate.

        SECTION 3.23 Subscriber Accounts. As of the date hereof, Cidco has not less than 119,000 active subscriber accounts in good standing. "Subscriber Accounts" shall mean Cidco's customer accounts for: e-mail access and services and all other Internet-related services and products provided by Seller.
Schedule 3.23 sets forth a detailed list of all Cidco's Subscriber Accounts, categorized by (i) type of service provided, (ii) paying and non-paying customers, (iii) points of presence (POP) and exchanges, (iv) name, address, telephone number and account number of each customer, and (v) for each customer, the type of service, rate charged, whether the customer is 30 days or more past due on their account, and type of payment (credit card or other payment method).

        SECTION 3.24 Employee Relations; Employment Matters. Within the last two
(2) years, Cidco has not experienced any strike, picketing, boycott, work stoppage or slowdown or other labor dispute, nor to the knowledge of Seller is any such event or any organizing effort threatened against it. There is no pending charge or complaint of unfair labor practice, employment discrimination or similar matters against Cidco relating to the employment of labor, nor have any such charges or complaints been filed with any Governmental Authority within two years prior to the date of this Agreement. Cidco has complied with all Laws relating to employees, employment and labor, including without limitation provisions thereof relating to wages, hours, equal opportunity, collective bargaining and the payment of social security and other taxes. All employees of each of Cidco have executed agreements regarding confidentiality, non-disclosure and releasing or assigning to Cidco all rights and interests related Cidco's Intellectual Property.

        SECTION 3.25. Insurance. Schedule 3.25 accurately lists in reasonable detail all insurance policies maintained by Cidco. This insurance coverage is reasonably adequate for the operation of the business of Cidco, and the transactions contemplated hereby will not adversely affect such coverage.

        SECTION 3.26. Opinion of Financial Advisor. Cidco has received an opinion of TM Capital Corp. in a form and substance satisfactory to Cidco and dated the date of this Agreement, that the Offer Consideration and the Merger Consideration is fair to Cidco's stockholders from a financial point of view.

        SECTION 3.27 Ongoing Concern; Liquidity. Neither Cidco nor any of its officers and directors have taken any actions, made any plans or held any discussions (preliminary or otherwise) of any type with respect to the bankruptcy, liquidation, insolvency, receivership, cessation of business, lack of ability to operate as a going concern or pay its obligations as they become due, of Cidco, whether voluntary or involuntary and whether imminent or long-term timeframe (collectively, "BANKRUPTCY"). No creditor or other party has any plans or made any attempts or otherwise notified Cidco of any plans or intentions to force or cause Cidco to declare Bankruptcy. Neither Cidco nor any of its directors, officers or key employees knows of any reason, fact or circumstance why Cidco cannot operate as a going concern after the Closing of the transactions contemplated in this Agreement.

        SECTION 3.28 Full Disclosure. No representation or warranty made by Cidco contained in this Agreement and no statement contained in any certificate or schedule furnished or to be furnished by Cidco to EarthLink in, or pursuant to the provisions of, this Agreement, contains or shall contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in the light of the circumstances under which it was made, in order to make statements herein or therein not misleading.

        SECTION 3.29 Rights Agreement. The Rights Agreement, dated January 27, 1997, by and between Cidco and United States Trust Company of New York ("USTC") (the "RIGHTS AGREEMENT") provided to EarthLink is a full, complete and accurate copy of such document and the Rights Agreement Amendment (as defined below), and other than as set forth below, it has not been amended or revised in any manner. The Rights Agreement has been properly adopted and implemented, and no person or entity has ever become an Acquiring Person (as defined therein) or is currently an Acquiring Person. The Rights Agreement has been amended pursuant to the First Amendment to Rights Agreement, dated October 17, 2001, by and between Cidco and USTC (the "RIGHTS AGREEMENT AMENDMENT"). The Rights Agreement Amendment was authorized, approved, executed and delivered in accordance with the terms of the Rights Agreement and Cidco's governance documents, and is an effective, valid and legally binding agreement in accordance with its terms. The Rights Agreement Amendment, without further action by any Person, completely exempts the transactions contemplated herein from the operation of the Rights Agreement and completely exempts EarthLink from becoming an Acquiring Person, and otherwise acts to prevent the transactions contemplated herein from effectuating the provisions of the Rights Agreement.

                                   ARTICLE IV
               REPRESENTATIONS AND WARRANTIES OF EARTHLINK AND SUB

        EarthLink and Sub hereby represent and warrant to Cidco the following:

        SECTION 4.1. Organization, Qualification, Etc. EarthLink is a corporation duly organized, validly existing and in good standing under the laws of Delaware and Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The copies of EarthLink's Certificate of Incorporation and Bylaws and Sub's Certificate of Incorporation and Bylaws, which have been delivered to Cidco, are complete and correct and in full force and effect on the date hereof.

        SECTION 4.2. Corporate Authority Relative to this Agreement; No Violation. Each of EarthLink and Sub has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of EarthLink and the Board of Directors of Sub and no other corporate proceedings on the part of EarthLink or Sub are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by EarthLink and Sub and, assuming this Agreement constitutes a valid and binding Agreement of the other parties hereto, this Agreement constitutes a valid and binding agreement of EarthLink and Sub, enforceable against each of them in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies). Neither EarthLink nor Sub is subject to or obligated under any charter, bylaw or contract provision or any license, franchise or permit, or subject to any order or decree, which would be breached or violated by its execution or performance of this Agreement, except for any breaches or violations which would not, individually or in the aggregate, have a Material Adverse Effect on EarthLink. Other than in connection with or in compliance with the provisions of Delaware law, the Securities Act, the Exchange Act, State Anti-Takeover Laws, and Blue Sky Laws (collectively, the "EARTHLINK REQUIRED APPROVALS"), no authorization, consent or approval of, or filing with, any Governmental Authority is necessary for the consummation by EarthLink of the transactions contemplated by this Agreement.

        SECTION 4.3. Litigation. There are no claims, suits, actions or proceedings pending or, (to the Knowledge of EarthLink) threatened against, relating to or affecting EarthLink before any court, Governmental Authority or any arbitrator that seek to restrain or enjoin the consummation of the Offer or the Merger. Neither EarthLink nor any of its subsidiaries is subject to any judgment, decree, injunction, rule or order of any court, Governmental Authority, or any arbitrator, which prohibits or restricts the consummation of the transactions contemplated by this Agreement.

        SECTION 4.4. Securities Filings. None of the information with respect to the EarthLink to be included in any of the Offer Documents, the Schedule TO or any other filings made with the SEC in connection with the transactions contemplated by this Agreement (collectively, the "EARTHLINK SECURITIES FILINGS") contain or will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made hereby with respect to information supplied in writing by Cidco or any affiliate of Cidco specifically for inclusion in Acquisitions Securities Filings.

        SECTION 4.5 Financing. Sub will have available to it upon the consummation of the Offer sufficient funds to consummate the transactions contemplated by this Agreement, including payment in full for all Shares validly tendered into the Offer (and all related fees and expenses), subject to the terms and conditions of the Offer and this Agreement.

        SECTION 4.6 Stock Ownership. As of the date hereof, neither EarthLink nor Sub owns (beneficially or of record) any Shares.


                                    ARTICLE V
                            COVENANTS AND AGREEMENTS

        The parties hereto hereby further agree as follows:

        SECTION 5.1. Conduct of Business by Cidco. Except as set forth in
Schedule 5.1, during the period from the date of this Agreement and continuing until the earlier of the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the "TERMINATION DATE"), and except pursuant to the prior written consent by EarthLink or as may be expressly permitted pursuant to this Agreement, Cidco:

            (i) shall conduct the operations of its Business according to ordinary and usual course of business in substantially the same manner as heretofore conducted, including without limitation the expenditure of cash (which expenditures shall in no event exceed $100,000 in the aggregate);

            (ii) shall use its reasonable best efforts to preserve, intact its business organizations and goodwill, keep available the services of its officers and employees as a group, subject to changes in the ordinary course, and maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with them;

            (iii) shall confer at such times as EarthLink may reasonably request with one or more representatives of EarthLink to report operational matters and the status of ongoing operations;

            (iv) shall notify EarthLink of any emergency or other change in the normal course of any business operations of Cidco or in the properties of Cidco, including without limitation any discussions or actions (of any type, preliminary or otherwise) relating to Bankruptcy, and of any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Governmental Authority;

            (v) shall not authorize, declare or pay any dividends on or any distribution of any type with respect to its outstanding Shares;

            (vi) shall not enter into or amend any employment, severance or similar agreements or arrangements with its respective directors or officers;

            (vii) shall not, except as otherwise permitted hereunder, authorize, propose or announce an intention to authorize or propose, or enter into an agreement with respect to, any merger, consolidation or business combination (other than the Merger) or any acquisition of any assets or securities, any disposition of any amount of assets or securities or any release or relinquishment of any contract rights;

            (viii) shall not propose or adopt any amendments to its Certificate of Incorporation, Bylaws or other governing documents, and shall not enter into any contract or agreement with any Affiliate of Cidco;

            (ix) shall not issue any Shares, capital stock, securities, equity or any securities or rights whatsoever convertible or exchangeable (at any time or under any circumstances) into Shares or other equity of Cidco ("SECURITIES"), or effect any stock split (forward or reverse) or otherwise change its capitalization or capital structure in any manner from the way it existed on the date hereof, other than as specifically permitted by this Agreement;

            (x) shall not, except as specifically permitted by this Agreement or specifically required pursuant to the terms of such agreements or instruments (and only to the minimal extent required): (A) issue, grant, confer or award any Options, Convertible Rights, Stock Rights or any other rights to acquire any Shares or Securities whatsoever (whether pursuant to any Stock Option Plan or otherwise), and (B) shall not accelerate in any manner or by any method the vesting or excercisability of any stock options, warrants or other similar right;

            (xi) shall not purchase or redeem any Shares;

            (xii) shall not amend the terms of its respective employee benefit plans, programs or arrangements or any severance or similar agreements or arrangements in existence on the date hereof, or adopt any new employee benefit plans, programs or arrangements or any severance or similar agreements or arrangements except as contemplated by this Section 5.1 or Section 5.4;

            (xiii) shall not enter into any loan agreement of any type, including without limitation letters of credit, guarantees or otherwise;

            (xiv) shall not enter into any contract or agreement of any type that exceeds six months in length or which involves the payment by Cidco of more than $10,000 for any individual contract or agreement, and in no case more than $100,000 for the aggregate of all such contracts and agreements (in every case, irrespective of the length of time for payment under such contracts and agreements);

            (xv) shall not make any Tax election or settle or compromise any Tax liability;

            (xvi) shall not grant, confer or award any monetary or non-monetary bonus;

            (xvii) shall not settle, compromise or otherwise terminate any litigation, claim or other settlement negotiation;

            (xviii)shall not fail to maintain insurance under the same terms and conditions as it currently maintains; and

            (xix) shall not agree, propose, resolve or plan to do any of the above, in writing or otherwise, to take any of the actions described in paragraphs (v) through (xviii) above or take any action which would make any representation or warranty in Article III hereof not true.

        SECTION 5.2. Access/Review. Subject to reasonable notice provided to Cidco in advance, Cidco shall afford to EarthLink and to EarthLink's officers, employees, accountants, counsel and other authorized representatives reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time or the date of termination of this Agreement, to its offices, properties, facilities, Contracts, commitments, books, and records (including but not limited to Tax Returns) and any report, schedule or other document filed or received pursuant to the requirements of federal or state securities laws, and shall use its reasonable best efforts to cause its representatives to furnish promptly to EarthLink such additional financial and operating data and other information as EarthLink or its duly authorized representatives may from time to time reasonably request.

        SECTION 5.3. Cooperation. Cidco and EarthLink shall cooperate and communicate in good faith together, or pursuant to an allocation of responsibility to be agreed upon between them, to do the following:

        (a) take all actions and execute all agreements, documents and instruments as may be reasonably required to carry out and consummate the provisions of this Agreement and the actions contemplated herein;

        (b) If required by Law to consummate the Merger with a Long Form Merger, prepare and file with the SEC as soon as is reasonably practicable a proxy statement and related proxy solicitation materials (the "PROXY MATERIALS"), and shall use their reasonable best efforts to have such Proxy Materials cleared by the SEC under all applicable federal proxy rules;

        (c) as soon as is reasonably practicable, take all such action as may be reasonably required under state or federal securities laws in connection with the transactions contemplated by this Agreement;

        (d) prepare and file all required notices, reports, communications and other required filings with the SEC and the Nasdaq during the pendency and Closing of the transactions contemplated herein, including without limitation delisting with the SEC and Nasdaq; and

        (e) cooperate with one another to the extent reasonably practicable in order to lift any injunctions or remove any other impediment to the consummation of the transactions contemplated herein.

        SECTION 5.4. Employee Benefit Plans. (a) The Board of Directors of Cidco (or a duly appointed committee thereof responsible for the administration of the Stock Option Plans in accordance with the terms of such plans), prior to or as of the Effective Time, shall take all necessary actions, pursuant to and in accordance with the terms of the Stock Option Plans and the instruments evidencing the Options, to amend such instruments such that all Excluded Options and all Included Options which have not vested as of the Effective Time shall forever be canceled and terminated in accordance with Section 2.10 hereof. Without limitation of the foregoing and with regard to any Stock Option Plans, prior to the time that the Shares are accepted for payment pursuant to the Offer, Cidco shall cause each optionee holding an Option under each Stock Option Plan to execute an agreement in form and substance reasonably satisfactory to EarthLink which will allow the Options held by such optionee, which will not otherwise terminate in accordance with their terms at the time set forth in
Section 2.10, to be cancelled in the manner set forth in Section 2.10.

        (b) Each of Cidco's employee benefit plans and employee group welfare benefit plans of every type excluding the RIF Plan as provided in Section 5.4(d) hereof, including Stock Option Plans, 401(k) plan, retirement/pension plans and health and life insurance programs shall be terminated on or prior to the Effective Time. Participants in Cidco's 401(k) plan that become employed by EarthLink following the Closing shall: (i) have the option to roll over their 401(k) accounts (to the extent permitted thereby) into the EarthLink 401(k) plan and to participate in such plan thereafter pursuant to its terms, and (ii) be entitled to participate in the employee benefit plans and employee group welfare benefit plans of EarthLink that are generally available to all employees of EarthLink, on terms and conditions applicable to other employees of EarthLink generally, as set forth in such EarthLink employee benefit plans, provided, that this provision shall not be deemed to require EarthLink to hire (or Cidco to retain after the Closing) all or any employees of Cidco.

        (c) To the extent permitted by EarthLink's employee benefit plans and applicable law, and as consistent with subsection 5.4(b) above, EarthLink will give former Cidco employees who are employed by EarthLink as of the Closing Date full credit for purposes of eligibility and vesting, benefit accrual and determination of the level of benefits under any employee benefit plans or arrangements maintained by EarthLink (but not with respect to Options, Stock Option Plans and all related equity ownership matters), for such former Cidco employees' service with Cidco to the same extent recognized by Cidco immediately prior to the Effective Date, provided, that EarthLink shall not be required to offer or provide any type or level of benefits that are not offered or otherwise exceed the provisions of EarthLink's existing employee benefit plans.

        (d) With respect to any former Cidco employee whom becomes employed by EarthLink following the Closing, EarthLink shall be bound to honor and perform the obligations arising out of the Cidco Incorporated Reduction-In-Force Pay Plan (the "RIF PLAN"), as adopted by Cidco, for a period of six (6) months following the Closing Date on the behalf of such former Cidco employees, if any of the conditions set forth in the RIF Plan occur within such six (6) month period.

        SECTION 5.5. Filings; Other Actions. Subject to the terms and conditions herein provided, Cidco and EarthLink shall use reasonable efforts to cooperate with one another in (A) determining whether any filings are required to be made with, or consents, permits, authorizations or approvals are required to be obtained from, any third party or any Governmental Authority in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby and (B) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, and (C) use all reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including, without limitation, taking all such further action as reasonably may be necessary to resolve such objections, if any, as the SEC, federal and state antitrust regulatory authorities, state anti-takeover regulatory authorities or other Governmental Authorities of any jurisdiction or any other person may assert under relevant Laws with respect to the transactions contemplated hereby.

        SECTION 5.6. Further Assurances. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers of Cidco and EarthLink shall use all reasonable best efforts to take all such actions.

        SECTION 5.7. Anti-Takeover Statutes. If any "fair price", "interested stockholder", "control share acquisition" or other form of State Anti-Takeover Law (California, Delaware or otherwise) is or shall become applicable to the transactions contemplated hereby, each of Cidco and EarthLink and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

        SECTION 5.8. No Solicitation by Cidco. (a) No Solicitation. Cidco shall not, nor shall it authorize or permit any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it to, directly or indirectly through another person, (i) solicit, initiate or encourage, or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes or could reasonably lead to any Takeover Proposal, (ii) enter into any agreement with respect to any Takeover Proposal, (iii) participate in any discussions or negotiations regarding any Takeover Proposal (active or potential), or (iv) provide any nonpublic information or otherwise cooperate in any manner with, or assist or participate or encourage, any Takeover Proposal. Notwithstanding the above, prior to the acceptance for payment of shares of Cidco Common Stock pursuant to the Offer, in response to an unsolicited Takeover Proposal that did not result from the breach of this Section 5.8, following delivery to EarthLink of notice of the Takeover Proposal in compliance with its obligations under
Section 5.8(d) hereof, Cidco may participate in discussions or negotiations with or furnish information (pursuant to a confidentiality agreement with terms no less favorable to Cidco than those contained in the confidentiality agreement between Cidco and EarthLink) to any third party which makes a bona fide written Takeover Proposal if (A) a majority of Cidco's Board of Directors reasonably determines in good faith (after consultation with TM Capital Corp. or another independent, nationally recognized investment bank) that taking such action would or would be reasonably likely to lead to the delivery to Cidco of a Superior Proposal and (B) a majority of Cidco's Board of Directors determines in good faith (after consultation with its outside legal counsel) that it is necessary to take such action(s) in order to comply with its fiduciary duties under the DGCL and other applicable Law. For purposes of this Agreement, "TAKEOVER PROPOSAL" means any inquiry, proposal or offer from any third party relating to any direct or indirect acquisition or purchase of all or any substantial portion of the Business, assets or any equity securities of Cidco (by tender offer, exchange offer, stockholder merger vote or any other business combination). "SUPERIOR PROPOSAL" means a bona fide written Takeover Proposal made by a third party on terms which a majority of Cidco's Board of Directors determines in good faith (after consultation with an independent, nationally recognized investment bank) to be materially more favorable from a financial point of view to the Cidco stockholders (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and identity of the offeror) as compared to the transactions contemplated hereby (including any alternative proposed by EarthLink pursuant to Section 7.1(g) of this Agreement) in response to such proposal, which is reasonably capable of being consummated.

        (b) Cessation of Discussions. Cidco shall immediately cease and cause to be terminated any existing discussions or negotiations with any third party (other than EarthLink) conducted heretofore with respect to any Acquisition Proposal, except that Cidco shall use its best efforts to cause any such parties in possession of confidential information about Cidco that was furnished by or on behalf of Cidco in connection with any Acquisition Proposal to return or destroy all such information in the possession of any such person or in the possession of any agent of any such person. Cidco agrees not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it is a party. Cidco shall ensure that its officers, directors and employees and any investment banking firm or other advisor or representative retained by it are aware of and instructed to comply with the restrictions described in this Section 5.8. Nothing in this Section 5.8 shall prohibit Cidco or its Board of Directors from taking and disclosing to Cidco's stockholders a position with respect to an Acquisition Proposal by a third party to the extent required under the Exchange Act, including Rules 14e-2 and 14d-9 thereunder or from making such disclosure to Cidco's stockholders which, based on the advice of Cidco's outside legal counsel, is required under applicable Law; provided that nothing in this sentence shall affect the obligations of Cidco and its Board of Directors under any other provisions of this Agreement.

        (c) No Withdrawal. Subject to the fiduciary obligations of the Board of Directors in responding to a Superior Proposal, neither the Board of Directors of Cidco nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to EarthLink or the transactions contemplated in this Agreement, the approval or recommendation by such Board of Directors or such committee of the Offer, the Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal, or (iii) cause Cidco to enter into any letter of intent, agreement in principle, definitive agreement or other similar agreement (each, a "CIDCO ACQUISITION AGREEMENT") related to any Takeover Proposal.

        (d) Notice. In addition to the obligations of Cidco set forth in paragraphs (a) and (b) of this Section 5.8, Cidco shall promptly advise EarthLink orally and in writing (in any event, within 24 hours) of any request for information or of any Takeover Proposal, the material terms and conditions of such request or Takeover Proposal and the identity of the person making such request or Takeover Proposal. Cidco will keep EarthLink reasonably informed of the status and details (including amendments or proposed amendments) of any such request or Takeover Proposal on a daily basis or more frequently as may be reasonably requested by EarthLink.

        SECTION 5.9. Public Announcements. Except as may be required by applicable Law, no party hereto shall make any public announcements or otherwise communicate with any news media or any other party, with respect to this Agreement or any of the transactions contemplated hereby without prior good faith consultation with the other parties as to the timing and contents of any such announcement or communications; provided, however, that nothing contained herein shall prevent any party from (i) promptly making all filings with Governmental Authorities or disclosures by the stock exchange on which such party's capital stock is listed, as may, in its judgment, be required or advisable in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, and (ii) disclosing the terms of this Agreement to such party's legal counsel, financial advisors or accountants in furtherance of the transactions contemplated by this Agreement. Notwithstanding the above, the parties agree that the existence of this Agreement and the transactions contemplated herein, because final agreement and consummation are uncertain until such time, shall not be disclosed publicly prior to execution of this Agreement, and then only in accordance herewith.

        SECTION 5.10. Additional Reports. Cidco shall furnish to EarthLink copies of any reports of the type referred to in Section 3.4 which it files with the SEC on or after the date hereof. Cidco represents and warrants that as of the respective dates thereof, such reports will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statement therein, in light of the circumstances under which they were made, not misleading. Any unaudited consolidated interim financial statements included in such reports (including any related notes and schedules) will present fairly the financial position of Cidco as of the dates thereof and the results of operations and changes in financial position or other information included therein for the periods or as of the date then ended (subject, where appropriate, to normal year-end adjustments), in each case in accordance with past practice and GAAP consistently applied during the periods involved (except as otherwise disclosed in the notes thereto).

        SECTION 5.11. Update Disclosure: Breaches. From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party hereto in writing of (i) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of any party to effect the Offer, the Merger and the other transactions contemplated by this Agreement not to be satisfied, or (ii) the failure of Cidco or EarthLink, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would be likely to result in any condition to the obligations of any party to effect the Offer, the Merger and the other transactions contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.11 shall not cure any breach of any representations or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

        SECTION 5.12. Employment Agreements. Prior to or as of the Effective Time and pursuant to terms and conditions of their respective employment agreements, Cidco shall terminate the employment agreements of the Cidco employees specified by EarthLink in a written notice to Cidco. Cidco shall cooperate and communicate in good faith with EarthLink in the process of such terminations.

        SECTION 5.13. Assignment and Assumption Agreement. Cidco and the other parties to the Assignment and Assumption Agreement shall take all the actions and make all the payments and receive all the payments and otherwise as set forth therein within three (3) business days after the date thereof and hereof, and Cidco shall use its best efforts to enforce its rights under such agreement. Cidco shall keep EarthLink informed on a timely basis of the status of such arrangements and payments between the parties thereto, and of any changes in the status thereof.

        SECTION 5.14. Insurance; Indemnity. (a) For six (6) years from the Effective Time, the Surviving Corporation or EarthLink shall (i) maintain in effect Cidco's and its Subsidiaries' current directors' and officers' liability insurance policies (the "POLICIES"), or (ii) provide substantially similar insurance coverage within a new insurance policy or within EarthLink's existing insurance policies, in any case covering those persons who are currently covered by the Policies with respect to actions or omissions occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by Cidco and its Subsidiaries for such insurance coverage, and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain policies with the optimum coverage (in EarthLink's reasonable and good faith judgment) available for a cost not exceeding such amount.

        (b) The Surviving Corporation shall keep in effect in its bylaws provisions for a period of not less than two years from the Effective Time (or, in the case of matters occurring prior to the Effective Time that have not been resolved prior to the second anniversary of the Effective Time, until such matters are finally resolved) that provide for exculpation of director and officer liability and indemnification (and advancement of expenses related thereto) of the past and present officers and directors of Cidco and its Subsidiaries, as set forth therein, which provisions shall not be amended except as required by applicable law or except to make changes permitted by law that would enhance the rights of past or present officers and directors to indemnification or advancement of expenses (though such enhancing changes are not required by this provision), and shall observe the indemnification agreements existing in favor of past and present officers and directors of Cidco and its Subsidiaries.

        (c) The provisions of this Section 5.14 are intended for the benefit of and shall be enforceable by each person who is now or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, an officer, director or similar person of Cidco or any of its Subsidiaries.

        SECTION 5.15. Advance Agreement; Assignment and Assumption Agreement. Notwithstanding anything contained herein to the contrary, neither this Agreement, the Voting Agreements nor the Stock Option Agreement shall be effective until EarthLink has executed the Advance Agreement. Notwithstanding anything contained herein to the contrary, neither this Agreement nor the Advance Agreement shall be effective until Cidco has executed the Assignment and Assumption Agreement.


                                   ARTICLE VI
                            CONDITIONS TO THE MERGER

        SECTION 6.1. Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction or waiver, if permissible, at or prior to the Effective Time of the following conditions:

        (a) No Law or decree, ruling or injunction of any type ("INJUNCTION") shall have been issued, enacted, entered, promulgated or enforced by any court or other tribunal or Governmental

Authority which prohibits the consummation of the Merger substantially on the terms contemplated hereby. In the event any order, decree or injunction shall have been issued, each party shall use its reasonable efforts to remove any such Law or Injunction;

        (b) All Cidco Required Approvals and EarthLink Required Approvals shall have been obtained;

        (c) Subject to the Minimum Condition and other applicable provisions of this Agreement, Sub shall have purchased all Shares validly tendered in the Offer and not withdrawn, provided, that this condition shall be deemed to have been satisfied if Sub fails to accept for payment or pay for Shares validly tendered and not withdrawn pursuant to the Offer in violation of the terms of the Offer or of this Agreement; and

        (d) The Merger shall have been approved by the requisite vote of the holders of the Shares, to the extent required pursuant to the requirements of Cidco's Certificate of Incorporation and the DGCL or other applicable law.

        SECTION 6.2. Conditions to Obligations of EarthLink and Sub to Effect the Merger. The obligation of EarthLink and Sub to effect the Merger is further subject to the condition that there has been no change, event or situation that has resulted in (or could reasonably be expected to result in) a Material Adverse Effect on Cidco between the date of this Agreement and the Effective Time.


                                   ARTICLE VII
                   TERMINATION, WAIVER, AMENDMENT AND CLOSING

        SECTION 7.1. Termination or Abandonment. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the Board of Directors or stockholders of Cidco:

        (a) by the mutual written consent of Cidco and EarthLink;

        (b) by either Cidco or EarthLink if:

               (i) the Effective Time shall not have occurred on or before February 28, 2002 (or in the event of a Long Form Merger, May 31, 2002); provided, that the right to terminate hereunder is not available to any party whose failure to fulfill any obligation or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time of the Merger to occur on or before such date;

               (ii) the Minimum Condition is not satisfied (subject to any Offer Period Extensions);

               (iii) a Law shall have been enacted, entered or promulgated prohibiting the consummation of the Merger substantially on the terms contemplated hereby or (ii) an Injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger substantially on the terms contemplated hereby and such Injunction shall have become final and non-appealable;

        (c) by Cidco:

               (i) if EarthLink shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement in any material respect (except for those representations, warranties or covenants that are qualified as to materiality or knowledge, in which case they shall be true and correct and performed in all respects) provided, that Cidco shall provide EarthLink with written notice of such claimed breach and a thirty (30) calendar day period after such notice to cure any such breach; or

               (ii) if Cidco receives a Takeover Proposal that its Board of Directors by vote or resolution determines to constitute a Superior Proposal as set forth in Section 5.8 hereof, or if Cidco enters into a definitive agreement with respect to any Superior Proposal, provided in all cases that Cidco has otherwise complied with all its obligations under Sections 5.8 and 7.2 hereof, including without limitation payment to EarthLink of the Termination Fee as provided in Section 7.2 hereof prior to or simultaneous with such termination by Cidco;

        (d) by EarthLink:

               (i) if Cidco shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement in any material respect (except for those representations, warranties or covenants that are qualified as to materiality or knowledge, in which case they shall be true and correct and performed in all respects), provided, that EarthLink shall provide Cidco with written notice of such claimed breach and a thirty (30) calendar day period after such notice to cure any such breach;

               (ii) if the Board of Directors of Cidco shall have: (A) withdrawn, materially amended or modified in any respect adversely to EarthLink its recommendation and/or support of the Offer and/or the Merger in any manner (including by amending the Schedule 14D-9) ("WITHDRAWN OR MODIFIED"), (B) approved or recommended any Takeover Proposal from any party other than EarthLink, (C) failed to timely mail its Schedule 14D-9 to the Cidco stockholders, or (D) resolved or proposed to do any of the above;

               (iii) if, in response to any tender offer or exchange offer for Cidco Common Stock or any public announcement thereof, Cidco and its Board of Directors fails to fully and unconditionally recommend rejection of such offer within five (5) business days thereafter, or resolves to support such other offer; or

               (iv) if Cidco breaches in any respect any provision of Section
        5.8 hereof, or if Cidco enters into any definitive agreement with respect to any Takeover Proposal.

        SECTION 7.2. Termination Fee; Expenses. (a) If this Agreement is terminated by EarthLink or Cidco, as the case may be, pursuant to Sections 7.1(b)(i) (if terminated thereunder by EarthLink), 7.1(b)(ii) or any subsection of 7.1(d), then Cidco shall promptly pay EarthLink a fee equal to Five Hundred Thousand Dollars ($500,000), plus reimbursement of all of EarthLink's actual fees and expenses incurred in connection with this transaction (including, without limitation, all legal, accounting and other fees and expenses) (collectively, the "TERMINATION FEE"), provided, however, that if EarthLink terminates the Agreement pursuant to Section 7.1(d)(i), and Cidco also terminates this Agreement pursuant to Section 7.1(c)(i), EarthLink shall nevertheless be entitled to the Termination Fee, provided further, that if the termination is pursuant to Section 7.1(b)(ii) above, such fee shall be payable only if (x) a Takeover Proposal shall be pending and not withdrawn on the date of such termination, and (y) within twelve (12) months after the date of termination of this Agreement, Cidco shall have consummated (or entered into an agreement to consummate) an Alternative Transaction with the party making such Takeover Proposal. An "ALTERNATIVE TRANSACTION" shall mean (i) a merger, share exchange or other business combination or transaction in which more than 50% of the Cidco Common Stock or all or substantially all of the assets of Cidco are acquired, or (ii) any acquisition from the stockholders of Cidco, by tender offer, exchange offer or otherwise, of more than 50% of the outstanding Cidco Common Stock. The Termination Fee payable under this Section 7.2 shall be paid as a condition to the consummation of the Alternative Transaction.

        (b) Payment of the Termination Fee shall be made prior to or simultaneous with the notice of termination from Cidco to EarthLink, payable by wire transfer of immediately available funds (and for expense reimbursement, within one (1) business day following receipt of a statement for such expenses from EarthLink). Cidco acknowledges and agrees that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, EarthLink would not enter into this Agreement; accordingly, if Cidco fails promptly to pay the amount due pursuant to this Section 7.2, and, in order to obtain such payment, EarthLink commences a suit which results in a judgment against Cidco for the fee set forth in this Section 7.2, Cidco shall pay to EarthLink its costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank N. A. in effect on the date such payment was required to be made.

        SECTION 7.3. Effect of Termination. Except as provided in Sections 7.2 and 8.2 of this Agreement, in the event of the termination of this Agreement pursuant to Section 7.1, this Agreement (other than Sections 7.2, 7.3, 8.4, 8.5,
8.7 and 8.9 hereof) shall forthwith become void and have no effect, without any current or future liability or obligation on the part of any party hereto or any of their respective officers or directors to the other, and all rights and obligations of any party hereto shall cease, except that nothing herein shall relieve any party from liability for any breach of any of its representation, warranties, covenants and agreements in this Agreement. Notwithstanding the above, upon a termination of this Agreement for any reason, all parties shall keep all information related to the proposed transactions herein confidential and shall not disclose such information without the consent of the other party, except as disclosure is required by law.

        SECTION 7.4. Stock Option Agreement. In the event this Agreement is terminated pursuant to this Article VII, the Stock Option Agreement shall be applicable in accordance with its terms.


                                  ARTICLE VIII
                                  MISCELLANEOUS

        SECTION 8.1. Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

        SECTION 8.2. Expenses. Except as set forth in Section 7.1 and 7.2, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby (including without limitation legal, accounting and financial advisory fees and expenses) shall be paid by the party incurring such costs and expenses, except that (a) the costs and expenses incurred in connection with the printing, filing with the SEC and mailing of the Offer Documents, Schedule 14D-9 and Proxy Materials (including any preliminary materials thereto) including any amendments or supplements thereto, shall be shared equally by EarthLink and Cidco, and (b) all transfer taxes shall be paid by Cidco.

        SECTION 8.3. Counterparts: Effectiveness. This Agreement may be executed via facsimile and in two or more consecutive counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

        SECTION 8.4. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, and venue for all actions in respect of this Agreement and the transactions contemplated herein shall be the federal or state courts located in the State of Georgia.

        SECTION 8.5. Notices. All notices and other communications hereunder shall be in writing (including telecopy or similar writing) and shall be effective (a) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section 8.5 and the appropriate telecopy confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section 8.5:

        To Cidco:

               Cidco Incorporated
               220 Cochrane Circle
               Morgan Hill, CA  95037
               Facsimile:  408-776-2602
               Attention:  Paul Locklin

        with a copy (which shall not constitute notice) to:

               Gray Cary Ware & Friedenrich LLP
               400 Hamilton Ave.
               Palo Alto, CA  94301-1833
               Facsimile:  650-833-2001
               Attention:  Diane H. Frankle, Esq.


        To EarthLink:

               EarthLink, Inc.
               1375 Peachtree St., 7 North
               Atlanta, GA  30309
               Facsimile:  (404) 287-4905
               Attention:  Samuel R. DeSimone, Jr.

        with a copy (which shall not constitute notice) to:

               Hunton & Williams
               Bank of America Plaza, Suite 4100
               600 Peachtree St., N.E.
               Atlanta, Georgia 30308
               Facsimile:  (404) 888-4190
               Attention:  W. Tinley Anderson, III, Esq.

        SECTION 8.6. Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

        SECTION 8.7. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

        SECTION 8.8. Miscellaneous. This Agreement:

        (a) and the exhibits and disclosure schedules to this Agreement and the Mutual Non-Disclosure and Non-Solicitation Agreement, dated September 6, 2001, between Cidco and EarthLink, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof; and

        (b) is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder, except for the rights to indemnification provided for in Section 5.14 for the benefit of Cidco's officers and directors.

        SECTION 8.9. Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

        SECTION 8.10. Finders or Brokers. Except for the engagement of TM Capital Corp. by Cidco pursuant to the Agreement dated March 14, 2001 and previously provided to EarthLink, Cidco has not employed any investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to any fee or any commission in connection with or upon consummation of the Merger payable by Cidco.

        SECTION 8.11. Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time, provided, that after stockholder approval (if required), no amendment shall be made that, under the DGCL, requires prior stockholder approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

        SECTION 8.12. Waiver. At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of any other party hereto, (b) waive any inaccuracies in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by any other party with any of the agreements or conditions contained herein; provided, however, that after the Cidco Stockholder Approval is obtained, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof which reduces the amount or changes the form of the consideration to be delivered to the holders of Shares hereunder other than as contemplated by this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

                 [The Next Following Page is the Signature Page]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

                                            EARTHLINK, INC.


                                            By:  /s/ Nathaniel B. Cobb
                                                 -------------------------------
                                            Name:   Nathaniel B. Cobb
                                                    ----------------------------
                                            Title:  VP, Strategy & Development
                                                    ----------------------------


                                            EARTHLINK ACQUISITION SUB, INC.

                                            By:  /s/ Nathaniel B. Cobb
                                                 -------------------------------
                                            Name:   Nathaniel B. Cobb
                                                    ----------------------------
                                            Title:  VP, Strategy & Development
                                                    ----------------------------


                                            CIDCO INCORPORATED

                                            By:  /s/ Paul G. Locklin
                                                 -------------------------------
                                            Name:    Paul G. Locklin
                                                     ---------------------------
                                            Title:   President & CEO
                                                     ---------------------------




                [Signature Page to Agreement and Plan of Merger]

                                     ANNEX I

                             CONDITIONS TO THE OFFER

        Notwithstanding any other provision of the Offer, Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Sub's obligation to pay for or return tendered Shares promptly after expiration or termination of the Offer), to pay for any Shares tendered unless the following conditions have been satisfied: (i) there have been validly tendered and not withdrawn prior to the time the Offer shall otherwise expire a number of Shares which constitutes 50% of all Shares outstanding at the time the Shares are accepted for payment pursuant to the Offer (the "Minimum Condition"); and (ii) none of the following events shall occur at any time on or after the date of the Agreement and before acceptance for payment of, or payment for, such
Shares:

        (a) any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order which is in effect and which (1) materially restricts, prevents or prohibits consummation of the Offer or the Merger or results in the obligation to pay damages as a result of or in connection with the transactions contemplated by this Agreement in amounts that would have an adverse effect on Cidco or Cidco's business, (2) prohibits or limits the ownership or operation by Cidco, EarthLink or any of their subsidiaries (including, without limitation, Sub) of all or any material portion of the business or assets of Cidco or compels Cidco, EarthLink, or any of their subsidiaries (including, without limitation, Sub) to dispose of or hold separate all or any material portion of their business or assets, (3) imposes limitations on the ability of EarthLink, Sub or any other subsidiary of EarthLink to acquire or hold, or to exercise effectively full rights of ownership of, any Shares, including, without limitation, the right to vote any Shares acquired pursuant to the Offer, or (4) requires divestitures by EarthLink, Sub or any other affiliate thereof of any Shares;

        (b) any of the representations and warranties of Cidco set forth in the Agreement shall not be true and correct in all material respects (except for those representations or warranties that are qualified as to materiality or knowledge, in which case they shall be true and correct in all respects), as if such representations and warranties were made at the time of such determination (except as to any such representation or warranty which speaks as of a specific date, which must be untrue or incorrect as of such specific date);

        (c) Cidco shall have failed to perform and comply in all material respects with all obligations, agreements and covenants necessary to be performed or complied with by Cidco, provided that the Rights Agreement shall have been amended so that the Rights Agreement will terminate immediately prior to the closing of the Offer;

        (d) the Agreement shall have been terminated in accordance with its terms;

        (e) the Board of Directors of Cidco shall have Withdrawn or Modified its recommendation of the Offer, the Agreement or the Merger, or the Board of Directors of Cidco shall have approved, recommended or accepted a Takeover Proposal;

        (f) other than the filing of the Certificate of Merger with respect to the Merger as provided for by Section 2.3 of the Agreement, fewer than all the material licenses, permits, authorizations, consents, orders, qualifications or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Authority requisite to consummate the Merger and the transactions contemplated thereby, shall have been filed, occurred or been obtained, as the case may be;

        (g) it shall have been publicly disclosed or EarthLink shall have otherwise learned that any person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than EarthLink or its affiliates or any group of which any of them is a member, shall have, following the date of this Agreement (1) acquired beneficial ownership (determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of more than 5% of Cidco Common Stock or shall have been granted an option, right or warrant, conditional or otherwise, to obtain more than 5% of any class or series of capital stock of Cidco (including, without limitation, Cidco Common Stock); or (2) without the prior consent of EarthLink, entered into any binding agreement or understanding with a third party with respect to (A) a merger, consolidation or other business combination with, or acquisition of a material portion of the assets of, Cidco, or (B) a tender or exchange offer for Shares; or

        (h) there shall have occurred and be continuing (i) any general suspension of trading in securities on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any direct or indirect limitation (whether or not mandatory) by a United States Governmental Authority on the extension of credit by banks or other financial institutions, (iv) a change in banking, general financial or capital market conditions which materially and adversely affects the ability of financial institutions in the United States to extend credit or syndicate loans, or (v) in the case of any of the foregoing existing on the date of the Agreement, a material change, acceleration or worsening thereof.

        The foregoing conditions are for the sole benefit of EarthLink and Sub and, subject to the terms of the Agreement, may be asserted by EarthLink and/or Sub regardless of the circumstances (including, without limitation, any action or inaction by EarthLink and/or Sub) giving rise to any such condition or may be waived by EarthLink and/or Sub, in whole or in part, from time to time in their sole discretion, except as otherwise provided in the Agreement. The failure by EarthLink and/or Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time. Unless otherwise defined herein, capitalized terms used herein shall have the meaning ascribed to them in the Agreement to which this Annex I is attached.

                             STOCK OPTION AGREEMENT


        STOCK OPTION AGREEMENT, dated as of October 17, 2001, between EARTHLINK, INC., a Delaware corporation ("EARTHLINK"), and CIDCO, INCORPORATED, a Delaware corporation ("CIDCO").


                              W I T N E S S E T H:

        WHEREAS, as a condition to, and contemporaneous with the execution of an Agreement and Plan of Merger dated as of October 17, 2001 (the "MERGER AGREEMENT") and in consideration therefor, the parties are entering into this Stock Option Agreement pursuant to which Cidco has agreed to grant EarthLink the Option (as hereinafter defined):

        NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

        1. Grant of Option.

            (a) On the terms and subject to the conditions set forth in this Agreement, Cidco hereby grants to EarthLink (together with its permitted successors and assigns, "HOLDER") an irrevocable option (the "OPTION") to purchase, up to 2,792,586 fully paid and nonassessable shares of common stock, par value $.01 ("COMMON STOCK") or such lower number of shares as may be necessary to comply with the terms hereof, of Cidco at a price of $0.36 per share (such price, as adjusted if applicable, the "OPTION PRICE"); provided, however, that in no event shall the number of shares of Common Stock for which the Option is exercisable exceed 19.9% of Cidco's issued and outstanding shares of Common Stock on the date the Option is first exercised, without giving effect to any shares subject to or issued pursuant to the Option. The number of shares of Common Stock that may be received upon the exercise of the Option and payment of the Option Price are subject to adjustment as herein set forth.

            (b) If any additional shares of Common Stock are issued or otherwise become outstanding after the date of this Stock Option Agreement (other than pursuant to this Stock Option Agreement), the number of shares of Common Stock subject to the Option shall be increased so that, after such issuance, such number equals 19.9% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject to or issued pursuant to the Option. Nothing contained in this Section 1(b) or elsewhere in this Stock Option Agreement shall be deemed to authorize Cidco or EarthLink to breach any provision of the Merger Agreement.

        2. Exercise of Option.

            (a) The Holder may exercise the Option, in whole or part, if, prior to the Exercise Termination Event (as hereinafter defined), the Merger Agreement is terminated pursuant to Section 7.1(c)(ii) or 7.1(d) of the Merger Agreement or a Termination Fee becomes payable pursuant to Section 7.2 or if the Cidco stockholders do not approve the Merger Agreement (each, a "TRIGGERING EVENT"). Each of the following shall be an "EXERCISE TERMINATION EVENT": (i) the Effective Time of the Mergers; or (ii) the passage of twenty-four

(24) months after termination of the Merger Agreement if such termination constitutes a Triggering Event.

            (b) If the Holder is entitled to and wishes to exercise the Option, it shall send to Cidco prior to the Exercise Termination Event a written notice (the date of which being herein referred to as the "NOTICE DATE") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than ninety (90) business days from the Notice Date for the closing of such purchase (the "CLOSING DATE"); provided that if prior notification to or approval of any governmental authority or regulatory or administrative agency or commission, domestic or foreign (a "GOVERNMENTAL ENTITY"), is required in connection with such purchase, the Holder shall file the required notice or application for approval and shall process the same and the period of time that otherwise would run pursuant to this sentence shall not expire until twenty (20) business days after the later of (x) the date on which any required notification periods have expired or been terminated and (y) the date on which such approvals have been obtained and any requisite waiting period or periods shall have passed. However, any failure by Holder to purchase shares of Common Stock upon exercise of the Option at any closing as a result of the nonsatisfaction of any of such conditions shall not affect or prejudice Holder's right to purchase such shares of Common Stock upon the subsequent satisfaction of such conditions. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

            (c) At the closing referred to in subsection (b) of this Section 2, the Holder shall pay to Cidco the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Cidco, provided that failure or refusal of Cidco to designate such a bank account shall not preclude the Holder from exercising the Option.

            (d) At such closing, simultaneously with the delivery of immediately available funds as provided in Section 2(c), Cidco shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder.

            (e) Certificates for Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

               "The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder hereof and Cidco and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of Cidco and will be provided to the holder hereof without charge upon receipt by Cidco of a written request therefor."

It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of 1933, as amended (the "1933 ACT"), in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Holder shall have delivered to Cidco a copy of a letter from the staff of the Securities and Exchange Commission (the "SEC"), or an opinion of counsel, to the effect that such legend is not required for purposes of the 1933 Act; (ii) the reference to the provisions of this Stock Option Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Stock Option Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

            (f) Upon the giving by the Holder to Cidco of the written notice of exercise of the Option provided for under Section 2(b) and the tender of the applicable purchase price in immediately available funds, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Cidco shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. Cidco shall pay all expenses, and any and all United States Federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

        3. Changes in Capitalization. Cidco agrees: (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued, or treasury, shares of Common Stock so that the Option may be exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock; (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Cidco; (iii) promptly to take all action as may from time to time be required (including (A) complying with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. Section 18a and regulations promulgated thereunder and (B) in the event prior approval of or notice to any Governmental Entity is necessary before the Option may be exercised, cooperating fully with the Holder in preparing such applications or notices and providing such information to each such Governmental Entity as they may require) in order to permit the Holder to exercise the Option and Cidco duly and effectively to issue shares of Common Stock pursuant hereto; and (iv) promptly to take all action provided herein to protect the rights of the Holder against dilution.

        4. Exchange of Stock Option Agreement. This Stock Option Agreement and the Option granted hereby are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Stock Option Agreement at the principal office of Cidco, for other agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms "STOCK OPTION AGREEMENT" and "OPTION" as used herein include any Stock Option Agreements and related options for which this Stock Option Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Cidco of evidence of the loss, theft, destruction or mutilation of this Stock Option Agreement, and (in the case of loss, theft or destruction) of indemnification, and upon surrender and cancellation of this Stock Option Agreement, if mutilated, Cidco will execute and deliver a new Stock Option Agreement of like tenor and date. Any such new Stock

Option Agreement executed and delivered shall constitute an additional contractual obligation on the part of Cidco, whether or not the Stock Option Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

        5. Adjustment of number of shares of Common Stock. In addition to the adjustment in the number of shares of Common Stock that are purchasable upon exercise of the Option pursuant to Section 1 of this Stock Option Agreement, the number of shares of Common Stock purchasable upon the exercise of the Option shall be subject to adjustment from time to time as provided in this Section 5.

            (a) In the event of any change in the Common Stock by reason of stock dividends, stock splits, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of Common Stock purchasable upon exercise hereof shall be appropriately adjusted.

            (b) Whenever the number of shares of Common Stock purchasable upon exercise hereof is adjusted as provided in this Section 5, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which shall be equal to the number of shares of Common Stock purchasable prior to the adjustment and the denominator of which shall be equal to the number of shares of Common Stock purchasable after the adjustment.

        6. Registration of shares of Common Stock; Listing.

            (a) If the Common Stock to be acquired upon exercise of the Option is then traded on the Nasdaq National Market or any other national exchange, Cidco, upon the request of Holder, shall, at Cidco's expense, promptly file a notification to list such shares or other securities on such exchange and will use its best efforts to obtain approval of such listing on such exchange, subject to notice of issuance, as promptly as possible.

            (b) Following the termination of the Merger Agreement, Holder may by written notice (a "REGISTRATION NOTICE") to Cidco request Cidco to register under the 1933 Act all or any part of the shares acquired by Holder pursuant to this Agreement (the "REGISTRABLE SECURITIES") in order to permit the sale or other disposition of any such shares pursuant to a bona fide firm commitment underwritten public offering in which Holder and the underwriters shall effect as wide a distribution of such Registrable Securities as is reasonably practicable; provided, however, that any such Registration Notice must relate to a number of shares equal to at least 2% of the outstanding shares of Common Stock of Cidco on a fully diluted basis and that any rights to require registration hereunder shall terminate with respect to any shares that may be sold pursuant to Rule 144(k) under the 1933 Act.

            (c) Cidco shall use its best efforts to effect, as promptly as possible, the registration under the 1933 Act of the Registrable Securities. Cidco shall use its best efforts to cause any Registrable Securities registered pursuant to this Section 6 to be qualified for sale under the securities or blue sky laws of such jurisdictions as Holder may request and shall continue such registration or qualification in effect in such jurisdictions; provided, however, that Cidco shall not be required to qualify to do business in, or consent to general service of process in, any jurisdiction by reason of this provision.

            (d) Holder shall provide Cidco with such information with respect to Holder's Registrable Securities, the plan for distribution thereof, and such other information with respect to Holder as is necessary to enable Cidco to include in a registration statement all material facts required to be disclosed with respect to a registration thereunder.

            (e) A registration effected under this Section 6 shall be effected at Cidco's expense, except for underwriting discounts and commissions and the fees and expenses of counsel to Holder, and Cidco shall provide to the underwriters such documentation (including certificates, opinions of counsel and "comfort" letters from auditors) as are customary in connection with underwritten public offerings and as such underwriters may require. In connection with any registration, the parties agree (i) to indemnify each other and the underwriters in the customary manner and (ii) to enter into an underwriting agreement in form and substance customary for transactions of this type with the underwriters participating in such offering.

        7. Effect of Merger or Sale of Assets.

            (a) If, prior to an Exercise Termination Event, Cidco shall enter into an agreement (i) to consolidate or merge with any person, other than EarthLink, one of its subsidiaries or any party to the Merger Agreement, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than EarthLink, one of its subsidiaries or any party to this Agreement, to merge into Cidco and Cidco shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Cidco, one of its subsidiaries or any party to this Agreement, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Holder shall thereafter be entitled to receive, upon the exercise of the Option in whole or in part, the securities or other property to which a holder of the number of shares of Common Stock then deliverable upon the exercise thereof would have been entitled upon consummation of such event (subject to subsequent adjustments under Section 5 hereof), and Cidco shall take such steps in connection with such event as may be necessary to assure such Holder that the provisions of the Option shall thereafter be applicable in relation to any securities or property thereafter deliverable upon the exercise of the Option, including but not limited to, obtaining a written acknowledgement from the continuing corporation of its obligation to supply such securities or property upon such exercise.

            (b) Notwithstanding anything contained in this Agreement to the contrary, the Option must be exercised no later than the later of (i) one year from the date of the consummation of any event referred to in clauses (i), (ii) or (iii) above and (ii) the Exercise Termination Event.

        8. Extension of Time Periods. The time periods for exercise of certain rights under Sections 2 and 6 shall be extended: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights, and for the expiration of all statutory waiting periods; (ii) during the pendency of any temporary restraining order, injunction or other legal ban to the exercise of such rights; and (iii) to the extent necessary to avoid liability under Section 16(b) of the Exchange Act by reason of such exercise.

        9. Representations and Warranties of Cidco. Cidco hereby represents and warrants to EarthLink as follows:

            (a) Cidco has full corporate power and authority to execute and deliver this Stock Option Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Stock Option Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Cidco and no other corporate proceedings on the part of Cidco are necessary to authorize this Stock Option Agreement or to consummate the transactions contemplated hereby. This Stock Option Agreement has been duly and validly executed and delivered by Cidco.

            (b) Cidco has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Stock Option Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrances and security interests and not subject to any preemptive rights.

        10. Assignment. Cidco may not assign any of its rights and obligations under this Stock Option Agreement or the Option created hereunder to any other person, without the express written consent of EarthLink.

        11. Best Efforts. Each of EarthLink and Cidco will use its best efforts to make all filings with, and to obtain consents of, all third parties and Governmental Entities necessary to the consummation of the transactions contemplated by this Stock Option Agreement, including without limitation making any necessary applications to any Governmental Entities for approval to acquire the shares issuable hereunder.

        12. Equitable Relief. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Stock Option Agreement by either party hereto and that the obligations of the parties shall hereto be enforceable by either party hereto through injunctive or other equitable relief.

        13. Severability. If any term, provision, covenant or restriction contained in this Stock Option Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Stock Option Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire the full number of shares of Common Stock provided in Section l(a) hereof (as adjusted pursuant to Sections 1(b) or

5 hereof), it is the express intention of Cidco to allow the Holder to acquire such lesser number of shares as may be permissible, without any amendment or modification hereof.

        14. Notices. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by recognized national overnight delivery service or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Merger Agreement.

        15. Governing Law. This Stock Option Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

        16. Counterparts. This Stock Option Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

        17. Expenses. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

        18. Entire Agreement. Except as otherwise expressly provided herein or in the Merger Agreement, this Stock Option Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Stock Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Stock Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and except as assigns, any rights, remedies, obligations or liabilities under or by reason of this Stock Option Agreement, except as expressly provided herein.

        19. Definitions. Terms used in this Stock Option Agreement and not defined herein but defined in the Merger Agreement shall have the meanings assigned thereto in the Merger Agreement.

        20. Survival. All covenants and agreements contained in this Agreement shall survive the execution and delivery of this Agreement, and the exercise of the Option, until fully performed.





                         [signatures on following page]

        IN WITNESS WHEREOF, each of the parties has caused this Stock Option Agreement to be executed on its behalf by their officers thereunto duly authorized, all as of the date first above written.


                                        EARTHLINK, INC.


                                        By: /s/ Nathaniel B. Cobb
                                            ------------------------------------
                                        Name:  Nathaniel B. Cobb
                                               ---------------------------------
                                        Title: VP, Strategy & Development
                                               ---------------------------------


                                        CIDCO, INCORPORATED


                                        By: /s/ Paul G. Locklin
                                            ------------------------------------
                                        Name:  Paul G. Locklin
                                               ---------------------------------
                                        Title:
                                               ---------------------------------



              [Signature Page to EarthLink Stock Option Agreement]

                          AGREEMENT TO VOTE AND TENDER

        THIS AGREEMENT TO VOTE AND TENDER, dated as of October 17, 2001 (the "AGREEMENT"), is by and among [name of entity], (the "STOCKHOLDER") and EarthLink, Inc., a Delaware corporation (the "BUYER").

                                 R E C I T A L S

A. The Stockholder owns of record or beneficially certain shares of common stock, par value $.01 per share, of Cidco, Inc., a Delaware corporation (the "COMPANY") (such Stockholder's shares, together with any other voting or equity securities of the Company hereafter acquired by such Stockholder prior to the termination of this Agreement, being referred to collectively as the "SHARES");

B. Concurrently with the execution of this Agreement, Buyer and the Company, are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended from time to time, the "MERGER AGREEMENT"), which provides, among other things, that, upon the terms and subject to the conditions therein, Buyer, or an affiliate of Buyer, will make a cash tender offer (the "TENDER OFFER") for all outstanding Shares and subsequent thereto, will acquire the Company by way of a merger (the "MERGER"); and

C. As a condition to the willingness of Buyer to enter into the Merger Agreement, Buyer has requested that the Stockholder agree, and in order to induce Buyer to enter into the Merger Agreement, the Stockholder has agreed, to enter into this Agreement.

        NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to the terms and conditions set forth herein, the parties hereto hereby agree as follows:

1.      TENDER OF SHARES.

        Subject to the terms and conditions hereof, prior to the expiration date of the tender offer (the "EXPIRATION DATE") to be commenced by Buyer or an affiliate of Buyer pursuant to the Merger Agreement (the "TENDER OFFER"), Stockholder will tender to Buyer or its affiliate, or cause to be tendered, all of the Shares in accordance with the terms, conditions and instructions of the Tender Offer. If Stockholder withdraws his tender of Shares in the Tender Offer, Stockholder shall immediately, but in any event prior to the Expiration Date of the Tender Offer, re-tender such Shares to Buyer or its affiliate.

2.      VOTING OF SHARES; IRREVOCABLE PROXY.

        Stockholder hereby agrees to vote all of the Shares, and any other common shares (and any other voting securities issued or exchanged with respect to such shares upon any reclassification, recapitalization, reorganization, stock split, stock dividend or other change in the capital structure of the Company) of the Company, which Stockholder may own, or have the power to vote,
(i) in the manner directed by Buyer with respect to any and all matters directly or indirectly related to the acquisition of the Company by Buyer, and (ii) against any other mergers, recapitalizations, business combinations, sales of assets, liquidations or similar transactions involving the Company, or any other matters which would be inconsistent with Buyer's intended acquisition of the Company. In furtherance of Stockholder's voting agreement in this paragraph, Stockholder hereby revokes any and all previous proxies with respect to any of the Shares, and grants to Buyer and such individuals or corporations as Buyer may designate an irrevocable proxy to vote all of the Shares owned by Stockholder in accordance with this paragraph on any matters which may be presented to shareholders of the Company with respect to any and all matters directly or indirectly related to the acquisition of the Company by Buyer or any other mergers, recapitalizations, business combinations, sales of assets, liquidations or similar transactions involving the Company, and any other matters which would be inconsistent with Buyer's proposed acquisition of the Company. Stockholder hereby acknowledges that such proxy is coupled with an interest and irrevocable. In addition, Stockholder hereby agrees to execute such additional documents as Buyer may reasonably request to effectuate its voting rights under this paragraph.

3.      TRANSFER OF SHARES.

        Stockholder hereby agrees not to directly or indirectly (i) sell, transfer, assign, pledge, encumber, hypothecate, cause to be redeemed or repurchased or otherwise dispose of the Shares (except in the Tender Offer or to Buyer); (ii) grant any other proxy, power of attorney or interest in or with respect to the Shares, or (iii) enter into any other voting agreement with respect to the Shares, at any time prior to the date this Agreement is terminated in accordance with its terms.

4.      REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER.

        Stockholder hereby represents and warrants that (i) Stockholder is a corporation, limited liability company or partnership that is duly organized, validly existing and in good standing under the laws of the jurisdiction in which Stockholder is incorporated or organized; (ii) Stockholder is the sole owner of and has full right, power and authority to sell and vote the Shares, or, if Stockholder is not the sole owner, Stockholder has full right, power and authority to sell and to vote the Shares, and, in either event, this Agreement is a legal, valid and binding agreement, enforceable against Stockholder, in accordance with its terms; (iii) neither the execution of this Agreement nor the consummation by you of the transactions contemplated hereby will constitute a violation of or default under, or conflict with, any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which Stockholder is a party or by which Stockholder or the Shares are bound; and (iv) Buyer or its affiliate shall upon purchase of the Shares receive good and marketable title to the Shares, free and clear of all liens, claims, encumbrances and security interests of any kind.

5.      TERMINATION.

        This Agreement may be terminated at any time (i) by mutual written consent of the parties hereto, (ii) by either party after the Expiration Date (as defined in the Merger Agreement), or (iii) by either party after termination of the Merger Agreement. Notwithstanding the foregoing, such right of termination shall not be available to any party whose breach of any obligation hereunder has been the cause of or resulted in the failure of the transactions contemplated hereunder to be consummated. No such termination shall relieve any party from liability for any breach of this Agreement.

6.      MISCELLANEOUS.

        (a) This Agreement is legally binding on the parties, enforceable in accordance with its terms. This Agreement and the Merger Agreement and any documents or instruments contemplated thereby (i) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and
(ii) supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. This Agreement is not intended to confer upon any other person or entity who is not a party hereto any rights or remedies hereunder.

        (b) Stockholder hereby agrees that Buyer may be irreparably damaged and would not have an adequate remedy at law for money damages in the event that any of the covenants contained in this Agreement were not performed in accordance with its terms or otherwise were materially breached. Stockholder therefore agrees that Buyer may be entitled to a temporary or permanent injunction or injunctions to prevent Stockholder's breach of this Agreement and to specific enforcement of this Agreement in addition to any other remedy to which it may be entitled, at law or in equity. This Agreement shall be governed by and construed in accordance with the internal laws (and not the law of conflicts) of the State of Delaware. Each of the parties shall pay its own expenses in connection with the execution and performance of this Agreement.

        (c) If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

        (d) Stockholder agrees that in connection with any legal action taken against Stockholder by Buyer as a result of any action or inaction by you arising hereunder, service of process may be made upon Stockholder at the address set forth below the Stockholder's signature by a duly authorized agent for serving process in the jurisdiction in which such address is located.

                         [Signatures on following page]

IN WITNESS WHEREOF, each of the parties to this Agreement has caused this Agreement to be duly executed as of the date first written above.




                                    [ENTITY NAME]

                                    By:
                                        ----------------------------------------
                                    Name:
                                          --------------------------------------
                                    Title:
                                           -------------------------------------

                                    Address:

                                    --------------------------------------------
                                    --------------------------------------------
                                    --------------------------------------------
                                    --------------------------------------------


                                    EARTHLINK, INC.


                                    By:
                                        ----------------------------------------
                                    Name:
                                          --------------------------------------
                                    Title:
                                           -------------------------------------



[Signature Page to Agreement to Vote and Tender--Entity]

                          AGREEMENT TO VOTE AND TENDER

        THIS AGREEMENT TO VOTE AND TENDER, dated as of October 17, 2001 (the "AGREEMENT"), is by and among the person designated as Stockholder on the signature page hereto (the "STOCKHOLDER") and EarthLink, Inc., a Delaware corporation (the "BUYER").

                                 R E C I T A L S

A. The Stockholder owns of record or beneficially certain shares of common stock, par value $.01 per share, of Cidco, Inc., a Delaware corporation (the "COMPANY") (such Stockholder's shares, together with any other voting or equity securities of the Company hereafter acquired by such Stockholder prior to the termination of this Agreement, being referred to collectively as the "SHARES");

B. Concurrently with the execution of this Agreement, Buyer and the Company, are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended from time to time, the "MERGER AGREEMENT"), which provides, among other things, that, upon the terms and subject to the conditions therein, Buyer, or an affiliate of Buyer, will make a cash tender offer (the "TENDER OFFER") for all outstanding Shares and subsequent thereto, will acquire the Company by way of a merger (the "MERGER"); and

C. As a condition to the willingness of Buyer to enter into the Merger Agreement, Buyer has requested that the Stockholder agree, and in order to induce Buyer to enter into the Merger Agreement, the Stockholder has agreed, to enter into this Agreement.

        NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to the terms and conditions set forth herein, the parties hereto hereby agree as follows:

1.      TENDER OF SHARES.

        Subject to the terms and conditions hereof, prior to the expiration date of the tender offer (the "EXPIRATION DATE") to be commenced by Buyer or an affiliate of Buyer pursuant to the Merger Agreement (the "TENDER OFFER"), Stockholder will tender, or cause to be tendered, all of the Shares in accordance with the terms, conditions and instructions of the Tender Offer. If Stockholder withdraws his tender of Shares in the Tender Offer, Stockholder shall immediately, but in any event prior to the Expiration Date of the Tender Offer, re-tender such Shares to Buyer or its affiliate.

2.      VOTING OF SHARES; IRREVOCABLE PROXY.

        Stockholder hereby agrees to vote all of the Shares, and any other common shares (and any other voting securities issued or exchanged with respect to such shares upon any reclassification, recapitalization, reorganization, stock split, stock dividend or other change in the capital structure of the Company) of the Company, which Stockholder may own, or have the power to vote,
(i) in the manner directed by Buyer with respect to any and all matters directly or indirectly related to the acquisition of the Company by Buyer, and (ii) against any other mergers, recapitalizations, business combinations, sales of assets, liquidations or similar transactions involving the Company, or any other matters which would be inconsistent with Buyer's intended acquisition of the Company. In furtherance of Stockholder's voting agreement in this paragraph, Stockholder hereby revokes any and all previous proxies with respect to any of the Shares, and grants to Buyer and such individuals or corporations as Buyer may designate an irrevocable proxy to vote all of the Shares owned by Stockholder in accordance with this paragraph on any matters which may be presented to shareholders of the Company with respect to any and all matters directly or indirectly related to the acquisition of the Company by Buyer or any other mergers, recapitalizations, business combinations, sales of assets, liquidations or similar transactions involving the Company, and any other matters which would be inconsistent with Buyer's proposed acquisition of the Company. Stockholder hereby acknowledges that such proxy is coupled with an interest and irrevocable. In addition, Stockholder hereby agrees to execute such additional documents as Buyer may reasonably request to effectuate its voting rights under this paragraph.

3.      TRANSFER OF SHARES.

        Stockholder hereby agrees not to directly or indirectly (i) sell, transfer, assign, pledge, encumber, hypothecate, cause to be redeemed or repurchased or otherwise dispose of the Shares (except in the Tender Offer or to Buyer); (ii) grant any other proxy, power of attorney or interest in or with respect to the Shares, or (iii) enter into any other voting agreement with respect to the Shares, at any time prior to the date this Agreement is terminated in accordance with its terms.

4.      REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER.

        Stockholder hereby represents and warrants that (i) Stockholder is the sole owner of and has full right, power and authority to sell and vote the Shares, or, if Stockholder is not the sole owner, Stockholder has full right, power and authority to sell and to vote the Shares, and, in either event, this Agreement is a legal, valid and binding agreement, enforceable against Stockholder, in accordance with its terms; (ii) neither the execution of this Agreement nor the consummation by Stockholder of the transactions contemplated hereby will constitute a violation of or default under, or conflict with, any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which Stockholder is a party or by which Stockholder or the Shares are bound; and (iii) Buyer or its affiliate shall upon purchase of the Shares receive good and marketable title to the Shares, free and clear of all liens, claims, encumbrances and security interests of any kind.

5.      TERMINATION.

        This Agreement may be terminated at any time (i) by mutual written consent of the parties hereto, (ii) by either party after the Expiration Date (as defined in the Merger Agreement), or (iii) by either party after termination of the Merger Agreement. Notwithstanding the foregoing, such right of termination shall not be available to any party whose breach of any obligation hereunder has been the cause of or resulted in the failure of the transactions contemplated hereunder to be consummated. No such termination shall relieve any party from liability for any breach of this Agreement.

6.      MISCELLANEOUS.

        (a) This Agreement is legally binding on the parties, enforceable in accordance with its terms. This Agreement and the Merger Agreement and any documents or instruments contemplated thereby (i) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and
(ii) supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. This Agreement is not intended to confer upon any other person or entity who is not a party hereto any rights or remedies hereunder.

        (b) Stockholder hereby agrees that Buyer may be irreparably damaged and would not have an adequate remedy at law for money damages in the event that any of the covenants contained in this Agreement were not performed in accordance with its terms or otherwise were materially breached. Stockholder therefore agrees that Buyer may be entitled to a temporary or permanent injunction or injunctions to prevent Stockholder's breach of this Agreement and to specific enforcement of this Agreement in addition to any other remedy to which it may be entitled, at law or in equity. This Agreement shall be governed by and construed in accordance with the internal laws (and not the law of conflicts) of the State of Delaware. Each of the parties shall pay its own expenses in connection with the execution and performance of this Agreement.

        (c) If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

        (d) Stockholder agrees that in connection with any legal action taken against Stockholder by Buyer as a result of any action or inaction by you arising hereunder, service of process may be made upon Stockholder at the address set forth below the Stockholder's signature to this Agreement by a duly authorized agent for serving process in the jurisdiction in which such address is located.

                         [Signatures on following page]

IN WITNESS WHEREOF, each of the parties to this Agreement has caused this Agreement to be duly executed as of the date first written above.




                                    STOCKHOLDER

                                    --------------------------------------------
                                    [name]

                                    Address:

                                    --------------------------------------------
                                    --------------------------------------------
                                    --------------------------------------------
                                    --------------------------------------------






                                    EARTHLINK, INC.


                                    By:
                                       ---------------------------------
                                    Name:
                                          ------------------------------
                                    Title:
                                          ------------------------------







[Signature Page to Voting and Tender Agreement--Individual]